As confidentially submitted to the U.S. Securities and Exchange Commission on May 8, 2018, pursuant to Section 6(e) of the Securities Act of 1933, as amended, as Amendment No. 2 to the draft registration statement. This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

_________________________________

SPINEEX, INC.

(Exact Name of Registrant as Specified in its Charter)

_________________________________

Delaware	3841	82-0780524
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4046 Clipper Court
Fremont, CA 94538
(510) 573-1093

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________________

Roy Chin
Chief Executive Officer
4046 Clipper Court
Fremont, CA 94538
(510) 377-0898

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Jeffrey J. Fessler, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Tel.: (212) 634-3067	Anthony J. Marsico, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Tel.: (212) 935-3000

_________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$17,250,000	$2,148

____________

(1)      Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)      Includes initial public offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2018

        Shares
Common Stock

SpineEX, Inc.

This is a firm commitment initial public offering of     shares of common stock of SpineEX, Inc. Prior to this offering, there has been no public market for shares of our common stock. We anticipate the initial public offering price of our common stock will be between $     and $     per share.

We have applied to list our common stock on The Nasdaq Capital Market under the symbol “SPIX.” No assurance can be given that our application will be approved.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and may elect to comply with certain reduced reporting requirements. See the section titled “Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)
Proceeds to SpineEX, Inc., before expenses

(1)      Does not include a non-accountable expense allowance equal to 1.0% of the public offering price (excluding any proceeds from exercise of the over-allotment option). ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), the representative of the underwriters in this offering, will also receive warrants to purchase 5% of the aggregate number of shares of common stock sold in this offering. See “Underwriting” beginning on page 72 of this prospectus for additional information regarding total underwriting discounts, commissions and expenses.

We have granted a 45-day option to the representative of the underwriters to purchase up to an additional     shares of common stock to cover allotments, if any.

The underwriters expect to deliver the shares to purchasers in the offering on or about    , 2018.

ThinkEquity

A division of Fordham Financial Management, Inc.

The date of this prospectus is     , 2018.

You should rely only on the information contained in this prospectus or in any amended prospectus that we may authorize to be delivered or made available to you. We and the underwriter have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of the circular, regardless of the time of its delivery or any sale of shares of our common stock.

Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of the prospectus outside the United States. See “Underwriting.”

i

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise, references to ‘‘SpineEX, Inc.,’’ ‘‘SpineEX,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to SpineEX, Inc.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled ‘‘Where You Can Find More Information’’ before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

ii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, especially the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” sections of this prospectus before making an investment decision. References in this prospectus to “we,” “us,” “our” and “Company” refer to SpineEX, Inc.

Overview

We are a medical device company focused on the design, development and marketing of products for spine disorders. We are developing an innovative, minimally invasive implant for spinal fusion surgeries, which we plan to package and sell with an array of complementary products if it is cleared or approved for marketing. We are committed to continuously innovating, improving, and expanding our product line to accommodate any and all surgeons, methods, and areas of spinal surgery on a global scale.

Our core technology and product candidate is our “one-size-fits-all” expandable and adjustable cage implants that have the potential to improve the safety, quality and efficiency of spinal fusion surgeries (our “Sagittae Expandable Cage”). We expect to submit a 510(k) for clearance by the United States Food and Drug Administration (“FDA”) of our Sagittae Expandable Cage by the end of the second quarter of 2018, and assuming that the FDA does not refuse to accept our 510(k) or request additional information and agrees that our chosen predicate devices are appropriate, we expect to receive clearance to market the Sagittae Expandable Cage during the second half of 2018. No assurances can be made that the Sagittae Expandable Cage will be cleared by the FDA during the stated timeframe or ever. We plan to complement the Sagittae Expandable Cage with: (1) a lateral access system, designed to help surgeons operate, which we have branded as our “SpineEX Scorpio Retractor” (the “Scorpio Retractor”); (2) certain disposable accessories that complement the Scorpio Retractor, including a dilator and Kirschner wire, or K-wire (the “Disposable Accessories”), which we plan to sell with the Scorpio Retractor; and (3) the Herculaes™ Sterilization Container (the “Herculaes Sterilization Container”) which is designed to protect surgical instruments during cleaning, packing, sterilization, transportation and storage, with the goal of reducing wear and tear of instruments. The Herculaes Sterilization Container is currently approved for sale in China, but we will need to obtain FDA clearance before we are allowed to market and sell the Herculaes Sterilization Container in the US.

In a survey conducted in 2009, the Mayo Clinic found ‘back problems’ to be the third most common condition among patients seeking healthcare in a defined U.S. population. With an average of 600,000 spinal surgeries performed in the U.S. and over 2.5 million performed globally each year, the need for improved interbody fusion cages (“implants”) and a more efficient and effective spine surgical process has become increasingly more critical. The current implants available on the market come in a variety of sizes and shapes, often totaling upwards of 120 implants and tools required for one procedure, and these traditional implants are not time or cost efficient. The trend toward minimally invasive spinal surgeries calls for better navigation and positioning tools to facilitate the accuracy and efficiency of surgeries. We believe that we can solve most of these challenges by creating a lineup of implants and accessories that simplify and ensure the efficiency and effectiveness of surgeries and shorten recovery time, so the patient can return to a more active and pain-free life.

1. Sagittae Expandable Cage

2. Scorpio Retractor

3. Disposable Accessories

4. Herculaes Sterilization Container

Market Opportunity

According to Markets and Markets Spinal Implants and Surgical Devices Market Global Forecast, the spinal implants and surgical devices market is expected to reach $17.27 billion by 2021, growing at a compound annual growth rate (“CAGR”) of 5.3% from 2016 to 2021.

A number of factors such as rising incidence and prevalence of spinal disorders, development of more advanced, safer, and cost-effective spinal devices, the global rise in the old age and obese populations and rising demand for minimally invasive spine surgery are fueling the growth of the spinal implants and surgical devices market. On the other hand, factors such as stringent regulatory guidelines for the approval of new medical devices, high procedural costs and lack of adequate reimbursements in developing countries are restricting the growth of the global spinal implants and surgical devices market.

According to Markets and Markets Spinal Implants and Surgical Devices Market Global Forecast, as of 2016, North America is estimated to hold the largest share of the global spinal implants and surgical devices market, followed by Europe. However, the Asia-Pacific market is expected to grow at the highest CAGR from 2016 to 2021. A number of factors, including rising healthcare expenditures in developing nations due to growing income levels, increased government funding, the presence of large patient populations, rising incidence of obesity, and growing awareness about newly developed spine treatment techniques and devices are propelling the growth of the spinal implants and surgical devices market in the Asia-Pacific region. However, challenges associated with this market, such as scarcity of expertise and trained healthcare professionals and lack of adequate patient awareness about spinal disorders and treatment options restricts the market growth in this region.

Competition

We face competition from other companies that also focus on solutions for individuals with spine disorders. Medtronic PLC, DePuy Synthes, Stryker Corporation, NuVasive, Inc., Zimmer Biomet Holdings, Inc., Globus Medical, Inc., Alphatec Holdings, Inc., Orthofix International N.V., K2M Group Holdings, Inc. and RTI Surgical, Inc. are the key players operating in the global spinal implants and surgical devices market. We believe that our significant competitors and products relating to the Sagittae Expandable Cage are Stryker’s Acculif®, Medtronic’s Elevate, NuVasive’s CoRoent-XL, and Globus Medical’s Rise-L/Caliber®-L technologies, which together represent a significant portion of the cage market. We also compete with smaller spine market participants such as Zimmer (InFix®) and SpineWave (Staxx-L/Velocity-L). These competitors are currently selling products that may compete with our product and product candidates. These companies have longer operating histories and have greater name recognition and substantially greater financial, technical and marketing resources than us. Many of these companies also have FDA or other applicable governmental clearances and approvals to market and sell their products and thus a more extensive customer base than we have at the current time.

Recent Developments

Series A Financing

From April 2017 to August 2017, we entered into separate subscription agreements with accredited investors pursuant to which we sold an aggregate of 340,000 shares of Series A convertible preferred stock for gross proceeds of $680,000.

The shares of Series A convertible preferred stock are convertible into shares of common stock on a 1-for-1 basis as of December 31, 2017, subject to adjustment for (i) stock splits, stock dividends, recapitalizations or other similar events and (ii) subject to adjustment in the event of the issuance or deemed issuance of additional shares of common stock if the consideration per share for an additional share of common stock issued or deemed to be issued by the Company is less than the original issue price of $2.00 per share (the “effective conversion price”). Each share of Series A convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance at the then effective conversion price.

Each share of Series A convertible preferred stock is automatically convertible into fully-paid, non-assessable shares of common stock at the then effective conversion price (i) immediately prior to the closing of the sale of our common stock to the general public in an initial public offering with gross proceeds to us of not less than $10.0 million, or (ii) upon the receipt of a written request for such conversion from the holders of at least a majority of the Series A convertible preferred stock then outstanding, voting together as a single class on an as-converted basis, or, if later, the effective date for conversion specified in such request. Therefore, all of the outstanding shares of Series A convertible preferred stock are expected to convert into shares of common stock upon the closing of this offering.

Series B Financing

From October 2017 to March 2018, we entered into separate subscription agreements with accredited investors pursuant to which we sold an aggregate of 340,000 shares of Series B convertible preferred stock for gross proceeds of $1,700,000.

The shares of Series B convertible preferred stock are convertible into shares of common stock on a 1-for-1 basis as of December 31, 2017, subject to adjustment for stock splits, stock dividends, recapitalizations or other similar events. Each share of Series B convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance at the then effective conversion price. The Series B class of preferred stock ranks junior to the Series A class of preferred stock in both liquidation and dividend preference.

Each share of Series B convertible preferred stock is automatically convertible into fully-paid, non-assessable shares of common stock at the then effective conversion price (i) immediately prior to the closing of the sale of our common stock to the general public in an initial public offering with gross proceeds to us of not less than $10.0 million, or (ii) upon the receipt of a written request for such conversion from the holders of at least a majority of the Series B convertible preferred stock then outstanding, voting together as a single class on an as-converted basis, or, if later, the effective date for conversion specified in such request. Therefore, all of the outstanding shares of Series B convertible preferred stock are expected to convert into shares of common stock upon the closing of this offering.

Tedan Supply Agreement

On February 26, 2018, we entered into a private label supply agreement (the “TeDan Agreement”) with TeDan Surgical Innovations, LLC (“TeDan”). Pursuant to the TeDan Agreement, TeDan will manufacture and supply to us certain products branded with our logo and other trade dress as mutually agreed upon. Such SpineEX branded products include a lateral access system, which we have branded as our “SpineEX Scorpio Retractor” (the “Scorpio Retractor”) and a dilator and K-wires which we plan to sell with the Scorpio Retractor. We have granted TeDan a non-exclusive license to use our logo and other trade dress in connection with the supply of such products. The purchase price for these products is fixed for the first year of the TeDan Agreement. TeDan may increase the purchase price for these products after such time, but must provide us with 365 days written notice. The term of the TeDan Agreement is five years. We are able to sell the SpineEX Scorpio Retactor and dilator immediately, but plan to sell such products with our Sagittae Expandable Cage when the cage is commercially ready.

ChongLin License and Manufacturing Agreement

On March 28, 2018, we entered into a licensing and manufacturing agreement (the “ChongLin Agreement”) with ChongLin Medical, LLC, a Chinese company (“ChongLin”) with respect to the North American and Brazil exclusive license and manufacturing of certain medical devices between the two parties.

ChongLin granted to us the exclusive rights and know-how related to its Herculaes Sterilization Container (the “Herculaes Sterilization Container”) and certain disposable accessories (the “Disposable Accessories”). Currently, there is no U.S. patent protection for the Herculaes Sterilization Container. The license is an exclusive license to commercialize the Herculaes Sterilization Container and Disposable Accessories throughout North America and Brazil. We will seek all local regulatory approval, and we have the right to offer for sale, test, sell, have sold, distribute, service, import and sublicense the Herculaes Sterilization Container. The Herculaes Sterilization Container is currently approved for sale in China, but we will need to obtain FDA approval before we are allowed to sell the Herculaes Sterilization Container in the US. We will bear the costs of FDA approval in the US.

The initial term of the ChongLin Agreement is five (5) years. During the initial term, ChongLin shall be the sole and exclusive manufacturer and supplier of the Herculaes Sterilization Container and Disposable Accessories and shall supply all of our or our sublicensees’ requirements of the Herculaes Sterilization Container and Disposable Accessories. There are no license or royalty fees relating to our license of the Herculaes Sterilization Container and Disposable Accessories. We will pay a per unit price to ChongLin per the ChongLin Agreement. ChongLin shall provide reasonable sales support as deemed appropriate by us, and shall reimburse us for chargebacks from distributors and/or hospitals related to product quality issues.

The ChongLin Agreement may be terminated (i) by either Party for breach, unless the breaching party shall have corrected such breach within ninety (90) days from the receipt by it of written notice thereof from the non-breaching party and may be terminated (ii) if we, in our reasonable judgment, determine that (a) it is not reasonably practicable for medical or technical reasons to sell or to continue to sell the Herculaes Sterilization Container and Disposable Accessories or (b) governmental or regulatory requirements make or would make registration or marketing of the Herculaes Sterilization Container and Disposable Accessories not reasonably practicable.

Risk Factors Summary

An investment in our common shares involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•         We have a limited operating history, have incurred operating losses since inception and expect to continue to incur losses, and we cannot assure you that we will achieve profitability.

•         Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

•         Because our sales prospects are uncertain, our quarterly financial results may fluctuate significantly.

•         We will incur significant costs as a result of being a public company and our management expects to devote substantial time to public company compliance programs.

•         To be commercially successful, we must convince spine surgeons that our products are an attractive alternative to existing surgical treatments of spine disorders.

•         If we fail to obtain, or experience significant delays in obtaining, FDA clearance or approval for our Sagittae Expandable Cage or other product candidates, including the Herculaes Sterilization Container, our ability to commercially distribute and market our products could suffer.

•         We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

•         Pricing pressure from our competitors and changes in third-party coverage and reimbursement may impact our ability to sell our products at prices necessary to support our current business strategies.

•         We have limited sales and marketing experience and we may not be able to generate anticipated sales if we are unable to expand our direct sales force and independent distributors quick enough.

•         Any failure in our efforts to train spine surgeons could significantly reduce the market acceptance of our products.

•         We will be dependent on a limited number of suppliers and manufacturers for our devices and components, and the loss of any of these suppliers or manufacturers, or their inability to supply us with an adequate supply of materials could harm our business.

•         We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

•         We may not be able to timely develop new products or product enhancements that will be accepted by the market.

•         We have no operating history as a publicly traded company in the U.S.

•         Our management determined that our disclosure controls and procedures and internal controls were ineffective as December 31, 2017, and if they continue to be ineffective could result in material misstatements in our financial statements.

•         Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

•         The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management’s time and efforts and require us to pay damages.

•         If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Corporate History and Information

Our business was incorporated in Delaware on March 9, 2017. Our principal executive offices are located at 4046 Clipper Court, Fremont, CA 94538. Our telephone number is 510-573-1093.

The trademarks “SpineEX” and “Sagittae” are the property of the Company. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Our website is www.SpineEXinc.com. The information contained in, or that can be accessed through, our website is deemed not to be incorporated into this prospectus.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, as such amount is indexed for inflation every five years by the Securities and Exchange Commission to reflect the change in the Consumer Price Index for All Urban Consumers during its most recently completed fiscal year, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•         we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in our initial registration statement;

•         we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

•         we may provide reduced disclosure about our executive compensation arrangements; and

•         we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

The Offering

Common stock offered by us	shares of common stock, $0.0001 par value per share.

Common stock outstanding before this offering	shares.

Over-allotment option

The underwriters have an option for a period of 45 days to acquire up to an additional       shares of common stock from us at the public offering price, less the underwriting discount, solely for the purpose of covering over-allotments, if any.

Shares of common stock to be outstanding after this offering	shares.

Use of proceeds

We estimate that we will receive net proceeds of approximately $     million from our sale of common stock in this offering, or approximately $    million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use a portion of the net proceeds from this offering to expand our sales and marketing activities, to fund research and development relating to new products, and to expand our manufacturing to meet anticipated sales demand. To a lesser extent, we intend to use the net proceeds of this offering to finance regulatory clearance activities and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies.

Risk factors

You should read the “Risk Factors” section starting on page 10, in addition to other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Nasdaq Capital Market Symbol	We have applied to list our common stock on The Nasdaq Capital Market under the symbol “SPIX.” No assurance can be given that our application will be approved.

The number of shares of common stock to be outstanding after this offering is based on     shares of common stock issued and outstanding as of December 31, 2017 and excludes the following:

•             shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $     per share granted under our 2017 Equity Incentive Plan;

•              additional shares of common stock reserved for future issuance under our 2017 Equity Inventive Plan;

•             shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $     per share; and

•             shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

Except as otherwise indicated herein, all information in this prospectus assumes the following:

•         The automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into an aggregate of     shares of common stock, the conversion of which will occur immediately prior to the consummation of this offering; and

•         No exercise of the underwriters’ option to purchase up to an additional      shares of common stock to cover allotments, if any.

Summary Financial Data

We derived the summary statement of operations data for the period from March 9, 2017 (inception) through December 31, 2017 and our balance sheet data as of December 31, 2017 from our audited financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the period from inception through December 31, 2017 are not necessarily indicative of the results to be expected for any other period. You should read the following summary financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus. The summary financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the financial statements and related prospectus.

Period from March 9, 2017 (Inception) through December 31, 2017

Statement of Operations Data:
Revenue	$13,500
Cost of revenue	27,276
Gross loss	(13,776)
Operating expenses:
Research and development	719,396
Sales and marketing	109,752
General and administrative	3,553,605

Total operating expenses	4,382,753

Loss from operations	(4,396,529)

Interest and other expense, net	(56,550)

Loss before provision for income taxes	(4,453,079)

Provision for income taxes	—

Net loss	$(4,453,079)

Net loss per share attributable to common stockholders, basic and diluted	$(2.12)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	2,098,340

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(1.89)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	2,359,178

		As of December 31, 2017
	Actual	Pro forma(1)	Pro forma, as Adjusted(2)
Balance Sheet Data:
Cash	$621,717
Working capital	150,408
Total assets	944,067
Total stockholders’ equity	405,882

____________

(1)      Gives effect to the sale of      shares of Series B convertible preferred stock from January to March 2018.

(2)      Gives further effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of    shares of common stock, which conversion will occur immediately prior to the completion of this offering and (ii) the sale and issuance by us of     shares of common stock in this offering at the initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $    .

RISK FACTORS

Any investment in our shares of common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common shares. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risk Related to Our Financial Results and Need for Financing

We have a limited operating history, have extremely limited and discontinued revenues to date, have incurred operating losses since inception and expect to continue to incur losses, and we cannot assure you that we will achieve profitability.

We began operations in March 2017, and we have a limited operating history. We had a net loss of $4,453,079 for the period from March 9, 2017 (inception) through December 31, 2017. Our accumulated deficit was $4,453,079 as of December 31, 2017. For the period from March 9, 2017 (inception) through December 31, 2017, we generated minimal revenues in the amount of $13,500 from sales of disposable bone mill products. In February 2018, we terminated our license agreement relating to the bone mill products and no longer sell such products. Potential investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing and marketing our products, establishing or entering new markets, organizing operations and marketing procedures. The likelihood of our success must be considered in light of these risks, expenses, complications and delays, and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue or operate profitably.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

We may seek additional funds from public and private stock offerings, borrowings from the issuance of debt or other sources. Our capital requirements will depend on many factors, including:

•         the revenues generated by sales of our products;

•         the costs associated with expanding our sales and marketing efforts;

•         the expenses we incur in manufacturing and selling our products;

•         the costs of developing new products or technologies;

•         the cost of obtaining and maintaining FDA approval or clearance of our products and products in development;

•         the number and timing of acquisitions and other strategic transactions;

•         the costs associated with our expansion, if any; and

•         the costs associated with increased capital expenditures.

As a result of these factors, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. In these events, our ability to achieve our development and commercialization goals would be adversely affected.

Because our sales prospects are uncertain, our quarterly financial results may fluctuate significantly.

Due to economic conditions, and other factors discussed in this “Risk Factors” section which may impact our sales results, our quarterly operating results will be difficult to predict and may fluctuate significantly from quarter to quarter or from prior year to current year periods, particularly because our sales prospects are uncertain. These fluctuations may also affect our annual operating results and may cause those results to fluctuate unexpectedly from year to year.

We will incur significant costs as a result of being a public company and our management expects to devote substantial time to public company compliance programs.

Public companies incur legal, accounting, and other expenses, including costs associated with the periodic reporting requirements applicable to a company with securities registered under the Exchange Act, as amended, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act. Accordingly, once our common stock becomes registered under the Exchange Act, we will incur significant additional costs. These requirements may place a strain on our systems and resources.

The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We will be implementing additional procedures, processes, policies, and practices for the purpose of complying with the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We also expect to incur significant additional annual expenses related to being a public company including but not limited to: (a) directors’ and officers’ liability insurance, (b) directors’ fees, (c) transfer agent fees, (d) salary expenses for additional accounting, legal, and administrative personnel, and (e) increased auditing and legal fees.

The systems and resources necessary to comply with public-company reporting requirements will increase further once we cease to be an Emerging Growth Company (“EGC”) under the JOBS Act. As long as we remain an EGC, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including exemption from compliance with the auditor-attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to remain an EGC for up to five years following this offering.

Risk Related to Our Business and Industry

To be commercially successful, we must convince spine surgeons that our products and product candidates are an attractive alternative to existing surgical treatments of spine disorders.

Spine surgeons play a significant role in determining the course of treatment and, ultimately, the type of product that will be used to treat a patient, so we will have to rely on effectively marketing to such surgeons. In order for us to sell our products, we must convince spine surgeons that these are attractive alternatives to conventional products or competing products for use in spine fusion procedures or in general. Acceptance of our products depends on educating spine surgeons as to the distinctive characteristics, perceived benefits, ease-of-use, safety and cost-effectiveness of our products as compared to our competitors’ products and on training spine surgeons in the proper application of our products. If we are not successful in convincing spine surgeons of the merit of our products or educating them on the use of our products, they may not use our products and we will be unable to increase our sales and sustain growth or profitability.

Furthermore, we believe spine surgeons will not widely adopt our products unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that minimally invasive surgical devices, or MIS, are an attractive alternative to conventional treatments for spine disorders and incorporate improved technologies that permit novel surgical procedures. Surgeons may be hesitant to change their medical treatment practices for the following reasons, among others:

•         lack of experience with our products;

•         lack or perceived lack of evidence supporting additional patient benefits;

•         perceived liability risks generally associated with the use of new products and procedures;

•         limited or lack of availability of reimbursement within healthcare payment systems;

•         costs associated with the purchase of new products and equipment; and

•         the time commitment that may be required for training.

In addition, we believe that recommendations and support of our products by influential surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons or from long-term data, surgeons and hospitals may not use our products. In such circumstances, we may not achieve expected revenues and may never become profitable.

If we fail to obtain, or experience significant delays in obtaining FDA clearances or approvals for our expandable cage or other product candidates, our ability to commercially distribute and market our product candidates could suffer.

We will need FDA approval or clearance prior to marketing most of our product candidates in the United States, including the Sagittae Expandable Cage and the Herculaes Sterilization Container. If we fail to obtain FDA approval or clearance for our product candidates, we will be unable to sell them in the United States, which will significantly impair our ability to generate any revenues.

This regulatory review and approval process, which includes design verification testing, sterilization and cleaning validation and packaging validation as well as the evaluation of our manufacturing processes and our third-party contract manufacturers’ facilities, is lengthy, expensive and uncertain. Satisfaction of the approval requirements is a lengthy process and the time needed to satisfy the FDA may vary substantially, based on the type, complexity and novelty of the product. We do not know if or when we might receive regulatory approvals for our products. Moreover, any approvals that we obtain may not cover all of the clinical indications for which we are seeking approval, or could contain significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use. In such event, our ability to generate revenues from such products would be greatly reduced and our business would be harmed.

The FDA has substantial discretion in the approval process and may either refuse to consider our application for substantive review or may form the opinion after review of our data that our application is insufficient to allow approval of our product candidates. If the FDA does not consider or approve our application, it may require that we conduct additional clinical, pre-clinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be successful or considered sufficient by the FDA for approval or even to make our applications approvable. If any of these outcomes occur, we may be forced to abandon one or more of our applications for approval, which might significantly harm our business and prospects.

We are expecting 510(k) clearance to market the Sagittae Expandable Cage in the U.S. during the second half of 2018, based on our belief that the Sagittae Expandable Cage is a class II device and that our chosen predicate devices are appropriate, and assuming that the FDA does not refuse to accept our 510(k) or request additional information. No assurances can be made that Sagittae Expandable Cage will be cleared by the FDA during the stated timeframe or ever. It is possible that our Sagittae Expandable Cage or any other product we may seek to develop in the future will not obtain the appropriate regulatory clearances or approvals necessary for us or our collaborators to commence product sales. We have not earned any revenues to date relating to the Sagittae Expandable Cage. Any delay in obtaining, or an inability to obtain, applicable regulatory approvals would prevent us from commercializing our products, generating revenues and achieving and sustaining profitability.

Even if we receive FDA clearance to market the Sagittae Expandable Cage, there are always risks associated with bringing a new device to market.

We believe that the Sagittae Expandable Cage will be cleared for marketing, there are always risks associated with bringing a new device to market. We have identified a risk associated with the Sagittae Expandable Cage design feature, which is the ability for it to adjust to a hyperlordotic angle of greater than 30º. However, an approved hyperlordotic cage does exist within the marketplace today.

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. Many of our current and potential competitors are major medical device companies that have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly longer operating histories and more established reputations than we do. The spine industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors, and are safer, less invasive and more effective than alternatives available for similar purposes. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

We believe that our significant competitors and products relating to our Scorpio Retractor systems are InTech’s retractor sets, NuVasive’s MaXcess, and DePuy’s Pipeline. We believe that our significant competitor relating to our Herculaes Sterilization Container is Asculap’s SterilContainer™ System. We also compete with smaller spine market participants such as Zimmer (InFix®) and SpineWave (Staxx-L/Velocity-L). At any time, these or other industry participants may develop additional alternative treatments, products or procedures for the treatment of spine disorders that compete directly or indirectly with any of our products. They may also develop and patent processes or products earlier than we can or obtain regulatory clearance or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. If alternative treatments are, or are perceived to be, superior to our spine surgery products, sales of our products could be negatively affected and our results of operations could suffer.

Many of our larger competitors are either already publicly traded or divisions or subsidiaries of publicly traded companies. These competitors enjoy several competitive advantages over us, including:

•         greater financial, human and other resources for product research and development, sales and marketing and litigation;

•         significantly greater name recognition;

•         established relationships with spine surgeons, hospitals and other healthcare providers;

•         large and established sales and marketing and distribution networks;

•         products supported by long-term clinical data;

•         greater experience in obtaining and maintaining regulatory clearances or approvals for products and product enhancements;

•         more expansive portfolios of intellectual property rights; and

•         greater ability to cross-sell their products or to incentivize hospitals or surgeons to use their products.

The spine industry is becoming increasingly crowded with new participants. Many of these new competitors specialize in a specific product or focus on a particular market segment, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are or claim to be superior to our products or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the spine market generally.

As a result, without the timely introduction of new products and enhancements, our products may become obsolete over time. If we are unable to develop innovative new products, maintain competitive pricing and offer products that spine surgeons perceive to be as reliable as those of our competitors, our sales or margins could decrease, thereby harming our business.

Pricing pressure from our competitors and changes in third-party coverage and reimbursement may impact our ability to sell our products at prices necessary to support our current business strategies.

The spine market has attracted numerous new companies and technologies, and encouraged more established companies to intensify competitive pricing pressure. As a result of this increased competition, we believe there will be increased pricing pressure in the future. Because our products are generally purchased by hospitals that typically bill various third-party payors, changes in the amount such payors are willing to reimburse our customers for procedures using our products could create pricing pressure for us. If competitive forces drive down the prices we are able to charge for our products, our profit margins will shrink, which will adversely affect our ability to invest in and grow our business.

Additionally, even if the use of our products is reimbursed by private payors and Medicare, adverse changes in payors’ policies toward reimbursement for our procedures would harm our ability to market and sell our products.

Moreover, we are unable to predict what changes will be made in the reimbursement methods used by payors. We cannot be certain that under prospective payment systems, in which healthcare providers may be reimbursed a set amount based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, the cost of our products will be justified and incorporated into the overall cost of the procedure.

As we expand into international markets, we will face similar risks relating to adverse changes in coverage and reimbursement procedures and policies in those markets. Reimbursement and healthcare payment systems vary significantly among international markets. Our inability to obtain international coverage and reimbursement approval, or any adverse changes in coverage and the reimbursement policies of foreign third-party payors, could negatively affect our ability to sell our products.

We have limited sales and marketing experience and we may not be able to generate anticipated sales if we are unable to expand our direct sales force and independent distributors quick enough.

We have limited sales and marketing experience, and therefore we plan to expand our direct sales force and to rely on independent distributors. Our future success will depend, among other factors, upon whether our products can be sold at a profitable price and the extent to which hospitals and surgeons acquire, adopt, and continue to use them. There can be no assurance that our products will gain widespread acceptance in our target markets or that we will be able to effectively market our products. In addition, independent distributors generally represent product lines offered by several companies and thus such distributors could reduce their sales efforts applied to our products or they could terminate their representation of us.

Any failure in our efforts to train spine surgeons could significantly reduce the market acceptance of our products.

There will be a learning process involved for surgeons to become proficient in the use of our products, specifically the Sagittae Expandable Cage and Scorpio Retractor. It will be critical to the success of our commercialization efforts to train a sufficient number of surgeons and to provide them with adequate instruction in the use of our products. This training process may take longer than expected and may therefore affect our ability to generate sales. Convincing surgeons to dedicate the time and energy necessary for adequate training is challenging and we may not be successful in these efforts. If surgeons are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory patient outcomes, patient injury, negative publicity, or lawsuits against us, any of which could have an adverse effect on our business.

We are dependent on a limited number of suppliers and manufacturers for our devices and components, and the loss of any of these suppliers or manufacturers, or their inability to supply us with an adequate supply of materials could harm our business.

We will rely on third-party suppliers to supply all of our products. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Our anticipated growth could strain the ability of our suppliers to deliver an increasingly large supply of products, materials and components. Suppliers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance, especially with products such as allograft, which is processed human tissue. If we are unable to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer.

We generally plan to use a small number of suppliers for each of our products. Our dependence on such a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. If any one or more of our suppliers cease to provide us with sufficient quantities of manufactured products in a timely manner or on terms acceptable to us, or cease to manufacture components of acceptable quality, we would have to seek alternative sources of supply. Because of the nature of our internal quality control requirements, regulatory requirements and the custom and proprietary nature of the parts, we cannot quickly engage additional or replacement suppliers for many of our critical components. Failure of any of our third-party suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the U.S. Food and Drug Administration, or FDA, the competent authorities or notified bodies of the Member States of the European Economic Area, or EEA (which is composed of the 27 Member States of the European Union, or EU, plus Norway, Iceland, and Liechtenstein), or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate sales.

We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

We plan to market certain of our products internationally and intend to expand our international marketing. International jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. The approval procedures vary among countries and may involve requirements for additional testing, and the time required to obtain approval may differ from country to country and from that required to obtain FDA clearance or approval.

Clearance or approval by the FDA does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected.

We may not be able to timely develop new products or product enhancements that will be accepted by the market.

We sell our products in a market that is characterized by technological change, product innovation, evolving industry standards, competing patent claims, patent litigation and intense competition. Our success will depend in part on our ability to develop and introduce new products and enhancements or modifications to our existing products, which we will need to do before our competitors do so and in a manner that does not infringe issued patents of third parties from which we do not have a license. We cannot assure you that we will be able to successfully develop or market new, improved or modified products, or that any of our future products will be accepted by even the surgeons who use our current products. Our competitors’ product development capabilities could be more effective than our capabilities, and their new products may get to market before our products. In addition, the products of our competitors may be more effective or less expensive than our products. The introduction of new products by our competitors may lead us to have price reductions, reduced margins or loss of market share and may render our products obsolete or noncompetitive.

Our business could suffer if we lose the services of key members of our senior management, key advisors or personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of key advisors and personnel. In particular, we are highly dependent on the skills and leadership of our Chief Executive Officer, Roy Chin. The loss of any one of these individuals could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Though members of our sales force generally enter into noncompetition agreements that restrict their ability to compete with us, most of the members of our executive management team are not subject to such agreements. Accordingly, the adverse effects resulting from the loss of certain executives could be compounded by our inability to prevent them from competing with us.

We have no operating experience as a publicly traded company.

We have no operating experience as a publicly traded company. Although the individuals who now constitute our management team and board of directors have some experience managing a publicly-traded company, there is no assurance that the past experience of our management team will be sufficient to operate the Company as a publicly traded company in the U.S., including timely compliance with the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations. This transition could place a significant strain on our management team, infrastructure and other resources. In addition, our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations.

Our results of operations could suffer if we are unable to manage our planned international expansion effectively.

Expansion into international markets is an element of our business strategy and involves risk. The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly affect us include various anti-bribery laws, including the FCPA and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations in the United States or abroad could adversely affect us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our distribution and sales activities.

If we fail to properly manage our anticipated growth, our business could suffer.

We will continue to pursue growth in the number of surgeons using our products, the types of products we offer and the geographic regions where our products are sold. Such anticipated growth will place significant demands on our managerial, operational and financial resources and systems. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these anticipated growth activities. If we do not manage our anticipated growth effectively, the quality of our products, our relationships with physicians, distributors and hospitals, and our reputation could suffer, which would have a significant adverse effect on our business, financial condition and results of operations.

Risk Related to Our Intellectual Property

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. We currently have two granted patents and have five pending patent applications, including two U.S. applications, and three foreign national applications, relating to the Sagittae Expandable Cage. On February 13, 2018, the USPTO issued patent number US9889019B2 titled “Expandable and Adjustable Lordosis Interbody Fusion System.” Such patent describes “A spinal implant device for placement between vertebral bodies.” No assurance can be given regarding the success of our pending applications.

However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our pending U.S. and foreign patent applications may not be issued as patents in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated. In addition, our pending patent applications include claims to material aspects of our products and procedures that are not currently protected by issued patents. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable to ours. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, contractors, scientific collaborators and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Agreements with our employees, consultants, contractors, scientific collaborators and advisors forbid them from bringing their proprietary rights of third parties to us. Confidentiality or material agreements from third parties receiving our confidential information, data or materials are also required to be executed upon their engagement. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In the event a competitor infringes upon our patent or other intellectual property rights (including trade secrets), enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights (including trade secrets) or to defend our patents against challenges could be extensive and time consuming and could divert our management’s attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

Additionally, our licensors may not adequately protect our intellectual property rights. These third parties may have the first right to maintain or defend intellectual property rights in which we have an interest and, although we may have the right to assume the maintenance and defense of such intellectual property rights if these third parties do not do so, our ability to maintain and defend such intellectual property rights may be compromised by the acts or omissions of these third parties.

The medical device industry is characterized by patent litigation and we could become subject to litigation which could be costly, result in the diversion of management’s time and efforts and require us to pay damages.

The medical device industry is characterized by a large number of patents, frequent litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our system, its components or the methods we employ in the use of our system are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents were filed or issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our system may infringe. There could also be existing patents that one or more components of our system may inadvertently be infringing, of which we are unaware. As the number of participants in the market for spine disorder treatments grows, the possibility of patent infringement claims against us increases.

Any litigation or claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our system to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to commercialize one or more of our products.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. Currently, we expect to maintain product liability insurance in the amount of $5.0 to $10.0 million. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we could have to pay an amount in excess of policy limits, which would have to be paid out of cash reserves and ultimately may harm our financial condition. If longer-term patient results and experience indicate that our products or any component cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing our business.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our future employees will be previously employed at universities or other medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.

Risk Related to the Securities Markets and Ownership of Our Common Stock

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

In connection with the audit of our financial statements for the period from March 9, 2017 (inception) through December 31, 2017, three material weaknesses were identified in our systems, processes and internal control over financial reporting.

In connection with the audit of our financial statements for the period from March 9, 2017 (inception) through December 31, 2017, three material weaknesses were identified in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to our lack of segregation of duties and auditing findings as a result of limitations around our financial statement close process, both of which are related to a lack of resources within our finance function. We also had a material weakness around our lack of documented accounting policies and procedures and our lack of a meaningful IT infrastructure. While we believe we will be able to remediate all of the material weaknesses identified to date, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud. In addition, our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•         volume and time of orders for our products;

•         the introduction of new products or product enhancements by us or our competitors;

•         disputes or other developments with respect to intellectual property rights;

•         our ability to develop, obtain regulatory clearance for, and market, new and enhanced products on a timely basis;

•         product liability claims or other litigation;

•         quarterly variations in our or our competitor’s results of operations;

•         sales of large blocks of our common stock, including sales by our executive officers and directors;

•         announcements of technological or medical innovations for the treatment of spine pathology;

•         changes in governmental regulations or in the status of our regulatory approvals or applications;

•         changes in the availability of third-party reimbursement in the United States or other countries;

•         changes in earnings estimates or recommendations by securities analysts; and

•         general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Because of their significant stock ownership, our executive officers, directors and principal stockholders will be able to exert control over us and our significant corporate decisions.

Upon completion of this offering, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately     % of our outstanding common stock, or     % if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

•         delaying, deferring or preventing a change in control of our company;

•         impeding a merger, consolidation, takeover or other business combination involving our company; or

•         causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Future sales of our common stock may depress our stock price.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock.

We also intend to register all common stock that we may issue under our 2017 Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, The Nasdaq Capital Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could materially harm our financial condition and results of operations.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our second amended and restated certificate of incorporation and bylaws, which are effective now and will still be effective upon consummation of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•         authorize the issuance of convertible preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•         provide for a classified board of directors, with each director serving a staggered three-year term;

•         prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

•         prohibiting our stockholders from making certain changes to our second amended and restated certificate of incorporation or bylaws except with majority stockholder approval; and

•         require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended restated certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. If no or few securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our common stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price or trading volume to decline.

Risks Related to this Offering

We will have broad discretion in the use of the net proceeds from this offering and may fail to apply these proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering, including using the proceeds to expand our sales and marketing activities, to fund research and development relating to new products, and to expand our manufacturing to meet sales demand. In addition, we expect to use a portion of the net proceeds of this offering to finance regulatory clearance activities and for general corporate purposes. To a lesser extent, we may also use the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction. We cannot specify with certainty the actual uses of the net proceeds of this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. The failure by our management to apply these funds effectively could harm our business, financial condition and results of operations.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares of common stock in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our existing stockholders paid substantially less than the initial public offering price when they acquired their shares of common stock. Based upon the issuance and sale of       shares of common stock by us in this offering at an assumed initial public offering price of $     (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of $     in the net tangible book value per share of common stock. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common shares are exercised, investors will experience additional dilution. For more information, see “Dilution.”

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. We may take advantage of these provisions until the earlier of (i) the last day of our fiscal year following the fifth anniversary of the closing of this offering (ii) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.07 billion or (b) in which we are deemed to be a large accelerated filer, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (iii) the date on which we have issued more than $1.0 billion of non-convertible debt in any three-year period. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond our control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

The forward-looking statements reflect our current expectations and are based on information currently available to us and on assumptions we believe to be reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, activities, performance or achievements to be materially different from that expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to:

•         our ability to implement our business strategy;

•         our ability to obtain appropriate regulatory clearances in order to market and distribute our products and product candidates;

•         our ability to convince spine surgeons that our products are an attractive alternative to existing surgical treatments of spine disorders;

•         the timing or likelihood of regulatory filing and approvals;

•         our ability to protect our intellectual property;

•         the implementation of our business model, strategic plans for our business, products and technology;

•         our ability to generate new customers for our products;

•         our ability to introduce changes to our existing products or develop and introduce new and unproven products and our customers’ or the market’s acceptance of such products;

•         our ability to manage our growth effectively;

•         our ability to enter into strategic arrangements and/or collaborations and the potential benefits of such arrangements; and

•         our ability to access capital markets.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this prospectus and, other than as required by law, we do not assume any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

You should also read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements in this prospectus may not prove to be accurate and therefore you are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely.

This prospectus also includes estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the       shares of common stock that we are selling in this offering will be approximately $     million, or approximately $     million if the underwriters exercise their over-allotment option in full, based on an assumed offering price to the public of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

We expect to use a portion of the net proceeds from this offering to expand our sales and marketing activities, to fund research and development relating to new products, and to expand our manufacturing to meet sales demand. To a lesser extent, we expect to use the net proceeds of this offering to finance regulatory clearance activities and for general corporate purposes. We hope to obtain 510(k) clearance to market the Sagittae Expandable Cage in the US by the second half of 2018. We believe that we have sufficient cash on hand, prior to this offering, to finance such clearance. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Pending use of the proceeds from this offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock or Series A or Series B convertible preferred stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

The historical net tangible book value of our common stock as of December 31, 2017 was approximately $    or $    per share based upon shares of common stock outstanding on such date. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. On a pro forma basis, after giving effect to the sale of        shares of Series B convertible preferred stock through March 2018, our pro forma net tangible book value as of December 31, 2017 would have been $     or $    per share of our common stock. After giving further effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of     shares of common stock, which conversion will occur immediately prior to the completion of this offering and (ii) our sale of the      shares offered in this offering at an assumed initial public offering price of $    per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma, as adjusted net tangible book value as of December 31, 2017 would have been $     or $    per share. This represents an immediate increase in net tangible book value of $     per share to our existing stockholders, and an immediate dilution in net tangible book value of $     per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of December 31, 2017	$
Pro forma increase in net tangible book value per share attributable to new investors in this offering		—

Pro forma, as adjusted net tangible book value, after this offering

Dilution per share to new investors in this offering			$

The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted net tangible book value by $     per share and the dilution to new investors by $    per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the pro forma, as adjusted net tangible book value by $     per share and decrease the dilution to new investors by $     per share, assuming the assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 1,000,000 shares offered by us would decrease the pro forma, as adjusted net tangible book value by $    per share and increase the dilution to new investors by $    per share, assuming the assumed initial public offering price of $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on the initial public offering price is $     per share, the pro forma, as adjusted net tangible book value per share after this offering would be $     per share, the increase in pro forma, as adjusted net tangible book value per share to existing stockholders would be $     per share and the dilution to new investors purchasing shares in this offering would be $     per share.

The table below summarizes as of December 31, 2017, on the pro forma, as adjusted basis described above, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (1) paid to us by existing stockholders; (2) to be paid by new investors purchasing our common stock in this offering at the initial public offering price of $   per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (3) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, including upon the exercise of outstanding warrants, there will be further dilution to investors participating in this offering. If all outstanding warrants and options under our 2017 Equity Incentive Plan as of December 31, 2017 were exercised, then our existing stockholders, including the holders of these warrants and options, would own      % and new investors would own      % of the total number of shares of common stock outstanding upon the closing of this offering.

The number of shares of common stock outstanding immediately after this offering is based on   shares of common stock outstanding as of December 31, 2017 and excludes:

•             shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $     per share granted under our 2017 Equity Incentive Plan;

•               additional shares of common stock reserved for future issuance under our 2017 Equity Inventive Plan;

•             shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $    per share; and

•             shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2017 on:

•         an actual basis;

•         a pro forma basis to reflect the sale of        shares of Series B convertible preferred stock through March 2018; and

•         a pro forma, as adjusted basis giving further effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of    shares of common stock, which conversion will occur immediately prior to the completion of this offering and (ii) the sale and issuance by us of     shares of common stock in this offering at the initial public offering price of $     per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is unaudited and is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the financial statements and the notes included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro forma		Pro forma, as adjusted
Cash	$621,717	$

Stockholders’ equity:
Convertible preferred stock, par value $0.0001 per share; 2,000,000 shares authorized, 520,000 shares issued and outstanding, actual; _____ shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma, as adjusted	52		[___]
Common stock, par value $0.0001 per share; 10,000,000 shares authorized, 4,821,707 shares issued and 5,341,707 outstanding, actual and pro forma; _____ shares issued and outstanding, as adjusted	482
Additional paid-in capital	4,858,427
Accumulated deficit	(4,453,079)

Total stockholders’ equity	405,882

Total capitalization	$405,882

The number of shares in the table above excludes the following:

•             shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $    per share granted under our 2017 Equity Incentive Plan;

•               additional shares of common stock reserved for future issuance under our 2017 Equity Inventive Plan;

•             shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $     per share; and

•             shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit)

by approximately $       , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $     .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS

Statements in the following discussion and throughout this registration statement that are not historical in nature are “forward-looking statements.” You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this registration statement because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under Item 1A “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes. Please see “Forward Looking Statements” at the beginning of this registration statement.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information appearing elsewhere in this registration statement. We undertake no obligation to update any forward looking statements in the discussion of our financial condition and results of operations to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes.

Overview

We are a medical device company focused on the design, development and marketing of products for spine disorders. We provide innovative minimally invasive implants, high value disposables and devices for spinal fusion surgeries. We are committed to continuously innovating, improving, and expanding our product line to accommodate any and all surgeons, methods, and areas of spinal fusion on a global scale. Our current principal product candidate is a proprietary minimally invasive Sagittae Expandable Cage, which we plan to sell with complementary products, including the Scorpio Retractor, the Disposable Accessories and the Herculaes Sterilization Container. We do not yet have FDA approval to market our Sagittae Expandable Cage or Herculaes Sterilization Container in the US. Our product candidates are designed to address the fast-growing spine market with a focus on minimally disruptive spine surgery techniques.

Components of Results of Operations

Revenues

We generated a limited amount of revenue during the year ended December 31, 2017 from the sale of a product that we have since terminated. Our future revenues will be derived from the sale of our Sagittae Expandable Cage, retractor systems and disposables, Herculaes Sterilization Containers, and other complementary products. Our Expandable Cage revenues will primarily consist of sales of expandable cage implants. We are expecting to sell our Scorpio Retractor Systems and related disposables when we obtain 510(k) clearance to market the Sagittae Expandable Cage in the U.S. We are expecting 510(k) clearance to market the Sagittae Expandable Cage in the U.S. during the second half of 2018, based on our belief that the Sagittae Expandable Cage is a class II device and that our chosen predicate devices are appropriate, and assuming that the FDA does not refuse to accept our 510(k) or request additional information.

Our ability to generate revenue and become profitable ultimately depends upon our ability to successfully obtain regulatory clearance of our Expandable Cage and other products and our success in commercializing our current and future products.

Cost of Revenues

Cost of product revenue primarily consists of costs of our components, inventory reserve costs, shipping and handling costs, personnel costs and overhead. We expect our cost of product revenue to increase as we begin to build our Sagittae Expandable Cage inventory and sell our products.

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs incurred for the development of our products. These costs consist of expenses for prototype materials, laboratory supplies consulting costs and allocated overhead. These costs also include stock-based compensation for our employees and consultants and the acquisition of technology with no alternative future uses. We expense research and development costs as incurred. We expect our research and development costs to increase as we continue to develop our product offerings.

Sales and Marketing

Sales and marketing expenses consist primarily of advertising, marketing activities, travel and entertainment expenses and allocated overhead. We will sell our products directly to the hospitals through independent distributors. The independent distributors provide a consultative service to our surgeons and hospital customers and receive commissions based on sales in their territories. We expect our sales and marketing expense to increase in as we expand our sales force and increase our marketing resources.

General and Administrative

General and administrative expenses consist primarily of stock-based compensation for our financial and other administrative personnel and our executive team, third-party consulting services, legal, audit, accounting services, and allocated overhead. We expect general and administrative expenses to increase as we incur additional costs associated with being a publicly traded company, including legal and accounting services, additional insurance premiums, investor relations, and general compliance and consulting costs, as well as other costs associated with growing our business.

Interest and Other Expense, net

Interest and other expense, net for the year ended December 31, 2017 primarily consists of a contract loss related to the license agreement we entered with MD3 in July 2017. Refer to Note 4 in our financial statements for further details.

Provision for Income Taxes

Due primarily to our current operating losses, we have not recognized any income tax expense from March 9, 2017 (inception) through December 31, 2017.

Results of Operations

Period from March 9, 2017 (Inception) through December 31, 2017

Revenue	$13,500
Cost of revenue	27,276
Gross loss	(13,776)
Operating expenses:
Research and development	719,396
Sales and marketing	109,752
General and administrative	3,553,605
Total operating expenses	4,382,753
Loss from operations	(4,396,529)
Interest and other expense, net	(56,550)
Loss before provision for income taxes	(4,453,079)
Provision for income taxes	—
Net loss	$(4,453,079)

We have limited operating history and therefore a comparison of our results of operations from prior periods is not available. Like all new product introductions, we anticipate that our quarterly and annual results of operations will be unknown for several factors, including the rate of adoption of our products by surgeons and the pricing of our products.

Liquidity and Capital Resources

We have incurred substantial operating losses since our inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of December 31, 2017, we had an accumulated deficit of $4,453,079.

Through December 31, 2017, we have generated revenue of $13,500 from product sales. Since our inception on March 9, 2017, we have financed our operations principally through private placements of our Series A and B convertible preferred stock. Through December 31, 2017, we received net proceeds of $677,500 from the issuance of 340,000 shares of our Series A convertible preferred stock and an additional net proceeds of $900,000 from the issuance of 180,000 shares of Series B convertible preferred stock. We have incurred losses and negative cash flows from operations since inception and expect to incur additional losses until such time that we can generate revenue from the commercialization of our product. These conditions raise substantial doubt about our ability to continue as a going concern.

Operating and Capital Requirements

Our primary uses of capital are, and we expect will continue to be, spending on research and development, sales and marketing, and other operating activities. We have generated operating losses and negative cash flows from operations as reflected in our accumulated deficit of $4,453,079 as of December 31, 2017. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for our products. We may require additional capital resources to execute strategic initiatives to grow our business. As of December 31, 2017, we had cash of $621,717. Until we can generate a sufficient amount of revenue from sales of our products, we expect to finance future cash needs through public or private equity offerings.

The following table summarizes our cash flows for the periods presented:

Period from March 9, 2017 (Inception) through December 31, 2017

Net cash used in operating activities	$(863,483)
Net cash provided by financing activities	1,485,200
Net increase in cash	$621,717

Operating Activities

Net cash used in operating activities during the period from March 9, 2017 (inception) through December 31, 2017 was $863,483, which was primarily a result of our net loss of $4,453,079, partially offset by non-cash charges of $3,280,983 for stock-based compensation, and changes in accounts affecting working capital of $296,523. The increase in accounts payable, accrued expenses and other current liabilities of $331,571 was primarily due to increase in spending on research and development, sales and marketing and other operating activities as our business began operations. The changes in accounts payable, accrued expenses and other current liabilities were offset by increases of $11,077 in accounts receivable, $12,090 in inventory, and $11,881 in prepaid expenses and other current assets is primarily related to prepaid attorney retainer fees.

Financing Activities

Net cash provided by financing activities of $1,485,200 during the period from March 9, 2017 (inception) through December 31, 2017 was primarily due to $1,577,500 of net proceeds from issuance of Series A and B convertible preferred stock, which was partially offset by payments of offering costs of $80,459.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$16,805	$16,805	$—	$—	$—

In May 2017, we entered into a sub-lease for office space in Fremont, CA, which expires on May 31, 2018. Rent expense will be approximately $3,361 per month. The sub-lease is with Medika Therapeutics, Inc. (“Medika”). Mr. Chin and Ms. Wang are co-founders and board members of Medika.

In April 2018, we entered into a lease agreement which term commences on June 15, 2018 for office space in Fremont, California. The lease agreement expires in September 14, 2021. Base rent for year one is $11,481 per month, with increases to $11,825 per month (year two) and to $12,180 per month (year three).

In July 2017, we entered into a license agreement with MD3, LLC for a license for the Bone Mill intellectual property. Under the license agreement, we were responsible for initial production of 1,060 initial units of the related products. For the period from March 9, 2017 (inception) to December 31, 2017, we made payments of $87,750 to MD3 for 450 units of manufactured products, however we only received 160 units. The $56,550 deposit on purchased inventory for the remaining 290 units was written off during the year ended December 31, 2017 due to certain trademark issues associated with the product. In February 2018, the license agreement with MD3 was terminated, and MD3’s obligation of shipping the remaining 290 units and our remaining purchase obligation were waived.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet transactions. We have no guarantees or obligations other than those which arise out of normal business operations.

JOBS Act Accounting Election

We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

Internal Control Over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our financial statements for period from March 9, 2017 (inception) through December 31, 2017, three material weaknesses in our internal control over financial reporting were identified which we are currently in the process of remediating. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to our lack of segregation of duties and auditing findings as a result of limitations around our financial statement close process both of which are related to a lack of resources within our finance function. We also had a material weakness around our lack of documented accounting policies and procedures and our lack of a meaningful IT infrastructure.

We are in the process of remediating these material weaknesses. In order to remediate our material weakness related to our lack of resources within our finance function and our lack of documented accounting policies and procedures, we are looking to hire additional personnel, or rely more on consulting assistance, with cost, equity, and other technical accounting expertise as well as expertise in the area of SEC reporting compliance. To further help remediate our financial close process weakness as well as our lack of IT infrastructure and to generally improve our primary financial reporting system, we will evaluate various system and software products to assist with these procedures including an enterprise resource planning abilities. See “Risk Factors — In connection with the audit of our financial statements for the period from March 9, 2017 (inception) through December 31, 2017, three material weaknesses were identified in our systems, processes and internal control over financial reporting.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses. We base our estimates on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Revenue Recognition

Revenue is derived from product sales. In all sales arrangements, we recognize revenues when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the fee is reasonably assured and delivery has occurred, defined as below:

•         Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of stand-alone purchase orders or purchase orders issued pursuant to the terms and conditions of a master sales agreement.

•         Delivery or performance has occurred. Shipping documents or written evidence of customer acceptance, when applicable, are used to verify delivery or performance. The Company recognizes product revenue upon transfer of title and risk of loss, which primarily is upon shipment to the distributor or the end-customers depending on the terms of the arrangement.

•         The sales price is fixed or determinable. Sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

•         Collectability is reasonably assured. Probability of collectability is assessed on a customer-by-customer basis, subject to a credit review process that evaluates a customer’s financial condition and ability to pay for products.

As of December 31, 2017, we were undergoing regulatory approval for marketing the expandable cage implants in United States. Revenue of $13,500 for the period from March 9, 2017 (inception) through December 31, 2017 consisted of sales of disposable bone mill products which we no longer sell.

Stock-based Compensation

We recognize stock-based compensation related to our restricted stock awards granted to employees and members of our Board of Directors based on the fair market value of the common stock on the grant date. We recognize stock-based compensation expense over the requisite service period, which is generally consistent with the vesting of the awards.

For restricted stock awards granted to non-employees, we recognize stock-based compensation based on the fair value of the common stock as the awards vest if there is a substantive service requirement. If a service requirement is no longer determined to be substantive, the stock-based compensation for any unvested awards under a restricted stock award agreement is recognized immediately upon such determination even though the shares are still legally unvested.

Common Stock Valuation

The fair value of the common stock underlying our restricted stock awards was determined by our Board of Directors. The valuation of our common stock was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (AICPA Practice Aid). The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our Board of Directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each restricted stock grant, including the following factors:

•         valuations performed by unrelated third-party specialists;

•         the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•         the prices of our convertible preferred stock sold to outside investors in arm’s-length transactions;

•         the lack of marketability of our common stock;

•         our actual operating and financial performance;

•         current business conditions and projections;

•         our hiring of key personnel and the experience of our management;

•         our history and the timing of the introduction of new products;

•         our stage of development;

•         the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•         the illiquidity of stock-based awards involving securities in a private company;

•         the market performance of comparable publicly traded companies; and

•         the U.S. and global capital market conditions.

For the valuation of our common stock through December 31, 2017, our management estimated our enterprise value on a continuing operations basis, using market approaches described in the AICPA Practice Aid. In particular, the April 30, 2017 valuation was primarily based on the enterprise value determined in the most recent third-party financing using an option-pricing method (OPM) to allocate value to the common stock. The OPM treats common stock and convertible preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the convertible preferred stock. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

For our June 30, 2017 valuation, we determined the enterprise value using a combination of approaches including the value indicated in the third-party financing used in the April 30, 2017 valuation in addition to estimated enterprise values based on potential future scenarios such as an initial public offering or acquisition of our business. These scenarios were weighted using the probability-weighted expected return method (PWERM) to allocate value to the common stock. The PWERM estimates the fair value of the common stock based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.

For our September 30, 2017 valuation, we determined the enterprise value based on a combination of estimated enterprise values for potential future scenarios such as an initial public offering or acquisition of our business. These scenarios were weighted using the PWERM.

For our October 15, 2017 valuation, we determined the enterprise value using a combination of approaches including the value indicated in the third-party financing in October 2017 and the estimated enterprise values based on potential future scenarios using the PWERM.

For our December 31, 2017 valuation, we determined the enterprise value using a combination of approaches including the value indicated in the third-party financing in December 2017 and the estimated enterprise values based on potential future scenarios using the PWERM.

For valuations after the consummation of this offering, our Board of Directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant, as reported on The Nasdaq Stock Market.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In evaluating the ability to recover its deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we are not able to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would increase the provision for income taxes.

Recently Adopted Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes, which requires all deferred income taxes to be classified as non-current in the balance sheet. The new standard is effective for us for annual periods beginning after December 15, 2017, and interim periods within annual years beginning after December 15, 2018. Earlier adoption is permitted. We elected to early adopt ASU No. 2015-17 from inception. The effect on the financial statements was not material for the periods presented due to our recognition of a full valuation allowance on the related deferred tax assets.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation, which identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as equity or liabilities, an option to recognize gross stock-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications in the statement of cash flows. The new standard is effective for us for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier adoption is permitted. We elected to adopt ASU No. 2016-09 from inception and elected to account for forfeitures when they occur. Additionally, excess tax benefits and deficiencies are recognized in the provision for income taxes rather than in additional paid-in capital. The effect on the financial statements was not material for the periods presented.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for us for the fiscal year beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Earlier adoption is permitted. We will adopt the standard in the fiscal year beginning January 1, 2019. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The standard will be effective for us for the fiscal year beginning after December 31, 2019, and interim reporting periods within annual reporting periods beginning after December 31, 2020. Earlier adoption is permitted. We are currently evaluating adoption methods and whether this standard will have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a medical device company focused on the design, development and marketing of products for spine disorders. We are developing an innovative, minimally invasive implant for spinal fusion surgeries, which we plan to package and sell with an array of complementary products. We are committed to continuously innovating, improving, and expanding our product line to accommodate any and all surgeons, methods, and areas of spinal surgery on a global scale.

Our core technology and product candidates is our “one-size-fits-all” expandable and adjustable cage implants that have the potential to improve the safety, quality and efficiency of spinal fusion surgeries (our “Sagittae Expandable Cage. We expect to submit a 510(k) for clearance by the United States Food and Drug Administration (“FDA”) of our Sagittae Expandable Cage by the end of the second quarter of 2018, and assuming that the FDA does not refuse to accept our 510(k) or request additional information and agrees that our chosen predicate devices are appropriate, we expect to receive clearance to market the Sagittae Expandable Cage during the second half of 2018. We cannot commence marketing and sales of the Sagittae Expandable Cage until such clearance is obtained. We plan to complement the Expandable Cage with: (1) a lateral access system, designed to help surgeons operate, which we have branded as our “SpineEX Scorpio Retractor” (the “Scorpio Retractor”); (2) certain disposable accessories that complement the Scorpio Retractor, including a dilator and Kirschner wire, or K-wire (the “Disposable Accessories”) which we plan to sell with the Scorpio Retractor and (3) the Herculaes Sterilization Container (the “Herculaes Sterilization Container”) which is designed to protect surgical instruments during cleaning, packing, sterilization, transportation and storage, with the goal of reducing wear and tear of instruments. The Herculaes Sterilization Container is currently approved for sale in China, but we will need to obtain FDA clearance before we are allowed to market and sell the Herculaes Sterilization Container in the US.

1. Sagittae Expandable Cage

2. Scorpio Retractor

3. Disposable Accessories

4. Herculaes Sterilization Container

Our Strategy

Our goal is to become a leading provider of innovative medical products that provide the best solutions for the surgical treatment of spine and orthopedic disorders. To achieve this objective, we are pursuing the following business strategies:

•         Establish our Integrated Surgical Systems. We plan to dedicate significant efforts to educate spine surgeons regarding the multiple clinical benefits of our products.

•         Expand Sales and Marketing Efforts. We plan to sell our products through a network of over 40 independent sales agencies with over 400 independent sales representatives that target approximately 3,000 surgeons that perform spine surgeries. We intend to expand the number of agencies selling our products in order to increase the market penetration of our products. We also intend to capitalize on broader market acceptance of our products to convert some of our relationships with these agencies into exclusive selling arrangements.

•         Continue to Introduce New Creative Products. We plan to develop and commercialize creative spine surgery products. We hope to obtain 510(k) clearance to market the Sagittae Expandable Cage in the US by the second half of 2018. We have several additional product candidates currently under development, including lateral cages for deformity and other implants and posterior fixation instrumentation to stabilize the spine. We have also engaged in private labeling of key product candidates such as the Scorpio Retractor and  Disposable Accessories to compliment and add value to the entire fusion surgery process. We believe that these additional complementary products will allow us to generate more revenue opportunities from each spine surgery procedure while improving patient care.

•         Provide Tailored Solutions in Response to Surgeon Needs. Responding quickly to the needs of spine surgeons, which we refer to as Absolute Responsiveness, is central to our corporate culture, critical to our success and differentiates us from our competition. We plan to solicit information and feedback from our surgeon customers and clinical advisors regarding the utility of and potential improvements to our products. For example, we have a vendor with a dedicated machine shop that allows for the manufacturing of product prototypes on a real-time basis while the surgeon is on site. We eventually plan to build our state-of-the-art cadaver operating theater to provide clinical training and to validate new ideas through prototype testing.

•         Selectively License or Acquire Complementary Spine Products and Technologies. In addition to building our company though internal product development efforts, we intend to selectively license or acquire complementary products and technologies. By acquiring complementary products, we believe we can leverage our expertise at bringing new products to market and provide additional selling opportunities for our independent sales agencies.

Market Opportunity

We believe that the market for spine surgery procedures will continue to grow because of the following market dynamics:

•         Increased Use of Implants. The use of implants has evolved into the standard of care in spinal fusion surgeries.

•         Demand for Minimally Invasive Alternatives. As with other surgical markets, we anticipate that the broader acceptance of minimally invasive spine surgery will result in increased demand for these types of surgical procedures.

•         Favorable Demographics. The population segment most likely to experience back pain is expected to increase as a result of aging baby boomers, people born between 1946 and 1965. We believe this population segment will demand a quicker return to activities of daily living following surgery.

Spine Anatomy and Disorders

The spine is the core of the human skeleton, and provides a crucial balance between structural support and flexibility. It consists of 29 separate bones called vertebrae that are connected together by connective tissue to permit a normal range of motion. The spinal cord, the body’s central nerve conduit, is enclosed within the spinal column. Vertebrae are paired into what are called motion segments that move by means of three joints: two facet joints and one spine disc.

 1

The four major categories of spine disorders are degenerative conditions, deformities, trauma and tumors. The largest market and the focus of our business is degenerative conditions of the facet joints and disc space. These conditions can result in instability and pressure on the nerve roots as they exit the spinal column, causing back pain or radiating pain in the arms or legs.

Current Treatments for Spine Disorders

The prescribed treatment for spine disorders depends on the severity and duration of the disorder. Initially, physicians will prescribe non-operative procedures including bed rest, medication, lifestyle modification, exercise, physical therapy, chiropractic care and steroid injections. In most cases, non-operative treatment options are effective; however, many patients require spine surgery. According to Markets and Markets Spinal Implants and Surgical Devices Market Global Forecast, it is estimated that in excess of one million patients undergo spine surgery each year in the United States, and the number of spine surgery procedures is expected to grow to over 1.2 million per year by 2021. The most common spine surgery procedures are: discectomy, the removal of all or part of a damaged disc; laminectomy, the removal of all or part of a lamina, or thin layer of bone, to relieve pinching of the nerve and narrowing of the spinal canal; and fusion, where two or more adjoining vertebrae are fused together to provide stability. All three of these procedures require access to the spine. Traditional open surgical approaches require large incisions to be made in the back so that surgeons can see the spine and surrounding area. Most open procedures are invasive, lengthy and complex, and may result in significant blood loss, extensive dissection of tissue and lengthy hospitalization and rehabilitation.

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1        Netter, Frank H. Atlas of Human Anatomy, the CIBA Collection of Medical Illustrations, Clinical Symposia. CIBA-GEIGY Corporation, 1989.

Minimally Invasive Surgical Procedures

The benefits of minimally invasive surgical, or MIS, procedures in other areas of orthopedics have significantly contributed to the strong and growing demand for minimally invasive spine surgery. Surgeons and hospitals seek spine procedures that result in fewer operative complications, shorter surgery times and decreased hospitalization. At the same time, patients seek procedures that cause less trauma and allow for faster recovery times. Our Sagittae Expandable Cage is a minimally invasive lateral fusion product. Therefore, we anticipate that the broader acceptance of minimally invasive spine surgery will result in increased demand for these types of surgical procedures, and in turn, our products.

The SpineEX Solution

Sagittae Expandable Cage

The current implants available on the market come in a variety of sizes and shapes, often totaling upwards of 120 implants and tools required for one procedure. This variation requires extra steps in surgery to find the best fit for each patient, but results in a longer surgery, increased health concerns, damaged tissue, and a longer recovery time. We believe the Sagittae Expandable Cage will solve most of these challenges by creating a lineup of implants that simplifies surgery, and shortens recovery time, so the patient can return to a more active and pain-free life.

•         Ease of Use. Our Sagittae Expandable Cage has developed an easy-to-use system that does not require extensive training to operate, though there may be a learning process involved for surgeons to become proficient with the use of it.

•         Adjustability. With one implant, every disc size and shape can be accommodated. Once it is placed in the patient’s body during surgery, the Sagittae Expandable Cage technology can be adjusted by the surgeon to fit the natural curvature and height of the patient’s spine.

•         Personalization. Although the Sagittae Expandable Cage implants might all look the same, each one is customizable to almost any patient. Both the height of the implant and the angle it provides can be adjusted to the perfect fit, no matter the size or shape of the patient.

•         Speed. Our technology will eliminate the extra steps needed to find the “perfect fit.” This increased speed results in a decrease in the amount of time the patient must be under anesthesia, which is better for the patient’s health and more cost efficient for the hospital.

•         Cost. The average unit cost of the Sagittae Expandable Cage technology will be very comparable to that of the current spinal fusion implants. However, with current implants, there are many additional costs involved, such as a purchasing or renting fee, sterilization, and storage of trial sizes of each implant. With our technology, the total cost for the Sagittae Expandable Cage implant is simply the purchase price for each surgery — there is no purchasing, storing, or sterilizing extra sets of unneeded trial sizes. Therefore, the overall effective cost of the Sagittae Expandable Cage implant is lower than that of currently marketed devices.

Scorpio Retractor

Efficient and safe access to the disc space is at the center of the surgical mission for minimally invasive surgeries. Yet unencumbered access to the anatomy while maintaining a small surgical incision remains a clinical challenge. The Scorpio Retractor is designed to transform the lateral surgical retraction approach by eliminating complex instrumentation during the surgical implant of the cage through the integration of surgical access design elements. The focus is on elevating the surgeon’s ultimate performance by providing everything the surgeon needs in a surgery. We believe the Scorpio Retractor will be appealing to spine surgeons by helping to provide efficient and safe access to the disc space.

Disposable Accessories

Below are descriptions of the Disposable Accessories that complement the Scorpio Retractor:

•         K-Wire — K-wire or Kirschner wire is used for temporary guide to allow surgeons to place dilators over K-wire for surgical access;

•         Dilators — After K-wire is placed in a desired position, sequential dilators will be inserted to dilate the surgical site;

•         Dilator Clip — During the sequential dilation, a dilator clip will be used to sense nerve location to avoid potential injury to surrounding nerves;

•         Shims — Shims or anchors will be used to anchor retractors for securement during the surgery;

•         Neuromonitoring Probe — The independent handheld neuromonitoring probe can be used to confirmed nerve location when needed.

Herculaes Sterilization Container

The Herculaes Sterilization Container was designed specifically for the needs of surgeons and nurses to significantly increase the efficiency and convenience of use of surgical tools. The strong packing carrier was designed to withstand the risk of damage in accidents or misoperation. The Herculaes Sterilization Container is used during cleaning, packing, sterilization, transportation and storage of surgical instruments, thus reducing the wear and tear of the instruments.

Potential Future Products

Lateral cages for Deformity

We plan to further develop our expandable cage technologies for use in deformity and to correct coronal adjustment, which is the spinal correction to adjust coronal plane alignment (different height on either the left or right side of the human body).

TLIF and ALIF

We plan to develop new categories of TLIF and ALIF expandable cages with lordosis (inward curvature of the spine) capability. TLIF (Transforaminal Lumbar Interbody Fusion) is the access to the spine from the back of patients, and ALIF (Anterior Lumbar Interbody Fusion) is the access to the spine from the front of patients. Both of these new products will utilize the same technology that is used in the Sagittae Expandable Cage (which allows access to the spine from the side of patients).

Research and Development

Our research and development efforts are primarily focused in the near term on developing further enhancements to our existing products as well as well as adding new complementary innovative technologies. Our research and development staff consists of two key personnel with a number of outsourced engineering consultants. Our research and development group will continue to work closely with our clinical advisors and spine surgeon customers to design products that are intended to improved patient outcomes, simplify techniques, shorten products, and reduction in hospitalization, and, as a result reduce costs.

Sales and Marketing

Our sales team will be led by our Chief Commercial Officer, Eric Blossey, and we intend to hire four regional directors who will supervise over 40 independent sales agencies with over 400 independent sales representatives. We plan to invoice products directly to hospitals in the US generally at list prices, and will pay commissions to our sales agencies and representatives. We will select our sales agencies and representatives based on their expertise in spine surgery, medical device sales, reputation within the surgeon community, and enthusiasm for our products, and sales coverage. Each sales agency and representative will be assigned a sales territory or hospital(s) for some or all of our products and will be subject to periodic performance reviews. These relationships will typically provide the representative the exclusive right to sell our products within the sales territory or hospital(s). As our products become more broadly accepted in the market, we will intend to convert some of these relationships into exclusive sales agency arrangements whereby the agent will see only our products. We will also require each sales agency and representative to attend periodic sales and product training programs. We will also market our products at various industry conferences and through industry organized surgical training courses. In addition, we believe that as patients begin to realize the benefits of our technology, they will accelerate the demand for our products. Substantially all of our products will be distributed within the United States, Asia Pacific, and European Countries.

As we launch new products and increase our marketing efforts with respect to existing products, we intend to expand the reach of our marketing and sales force. We plan to accomplish this by increasing the number of outside sales agencies and representatives. The establishment and development of a broader sales force will be expensive and time consuming. Because of the intense competition for their services, we may be unable to secure additional qualified sales agencies and representatives. Further, we may not be able to enter into agreements with them on commercially reasonable terms, if at all. However, due to the innovative nature of our products, which most qualified sales agencies and representatives usually like, we expect to sign most of our distribution agreement on favorable terms to the company.

Surgeon Training and Education

We plan to devote significant resources to training and educating surgeons on the specialized skills involved in the proper use of our instruments and implants. We believe that the most effective way to introduce and build market demand for our products is by training leading spine or neuro surgeons in the use of our products. We have plans to build a state-of-the-art cadaver operating theater and training facility at our corporate headquarters to help drive adoption of our products. We intend to focus on training leading spine surgeons in the United States, European Countries, and Asia Pacific. We believe that a number of these surgeons will become advocates for our products and will be instrumental in generating valuable clinical data and demonstrating the benefits of our products to the medical community.

We believe our training methods will be both effective for educating surgeons on the use of our products and conducted in compliance with FDA and other applicable regulations.

Manufacturing and Supply

We will rely on third parties for the manufacture of our products and their components and servicing, and we do not currently and will not maintain alternative manufacturing sources for our products and product candidates. Our outsourcing strategy is targeted at companies that meet FDA, International Organization for Standardization (ISO), and quality standards supported by internal policies and procedures. Supplier performance will be maintained and managed through a corrective action program ensuring all product requirements are met or exceeded. We believe these manufacturing relationships will minimize our capital investment, help control costs, and allow us to complete with larger volume manufacturers of spine surgery products.

Following the receipt of products or product components from our third-party manufacturers, we plan to conduct inspection and packing and labeling, as needed, at our headquarters facility. Under our existing contracts, we reserve the exclusive right to inspect and assure performance of each product or product component to our specifications. We may consider manufacturing certain products or product components internally, if and when demand or quality requirements make it appropriate to do so.

We will work with our third-party manufacturers for the Sagittae Expandable Cage to increase manufacturing capabilities as we anticipate that we will begin our commercialization efforts in the near future, assuming we obtain FDA clearance to bring the Sagittae Expandable Cage to market. Manufacturers often experience difficulties in scaling-up production, including problems with production yields and quality control and assurance. If our third-party manufacturers are unable to manufacture our products to keep up with demand, we would not meet expectations for growth of our business.

We seek to obtain inventory just-in-time to satisfy our customer obligations. This strategy minimizes backlogs, while increasing inventory turns and maximizing cash flow.

We and our third-party manufacturers are subject to the FDA’s quality system regulations or the regulations promulgated by the CFDA. For our implants and instruments, we will be FDA registered, California Licensed, CE Marked, ISO certified, and CFDA registered. CE is an abbreviation for Conformité Européean which is a certification that is required to sell certain products in the European Union and certain other economic areas and countries. CFDA is an abbreviation for China FDA.

Intellectual Property

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants, contractors, scientific collaborators and advisors to execute confidentiality agreements and intellectual property assignment agreements in connection with their employment, consulting, contracting, collaborating or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Effective March 9, 2017, we entered into separate intellectual property assignment agreements wherein Andrew Rogers and Robyn Burrows-Ownbey each assigned all of their rights and title to certain patent applications, including all of the  patent applications relating to the Sagittae Expandable Cage, to the Company and in exchange we granted equity of the Company (1,005,800 founder shares to each) to such persons.

We currently have two granted patents and five pending patent applications, including one U.S. application, and four foreign national applications, relating to the Sagittae Expandable Cage. On February 13, 2018, the USPTO issued patent number US9889019B2 titled “Expandable and Adjustable Lordosis Interbody Fusion System.” Such patent describes “A spinal implant device for placement between vertebral bodies.” No assurance can be given regarding the success of our pending applications.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents of others, including our competitors and potential competitors. If our products are found to infringe the patent of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties’ patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us or any strategic partners or licenses may force us or any strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property, unless that party grants us or any strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all.

Trademark

The trademarks “SpineEX” and “Sagittae” are the property of the Company. We have applied for the trademarks “Scorpio Retractor” and “Coronae.”

Competition

We believe that the principal competitive factors in our markets include:

•         Versatility of the Sagittae Expandable Cage products;

•         Ease of use and reliability of the Sagittae Expandable Cage;

•         Complementary product offerings;

•         Acceptance by surgeons;

•         Improved outcomes for spine pathology procedures;

•         Product price and qualification for reimbursement;

•         Effective marketing and distribution;

•         Surgeons training; and

•         Speed to market.

We face competition from other companies that also focus on solutions for individuals with spine disorders. Medtronic PLC, DePuy Synthes, Stryker Corporation, NuVasive, Inc., Zimmer Biomet Holdings, Inc., Globus Medical, Inc., Alphatec Holdings, Inc., Orthofix International N.V., K2M Group Holdings, Inc. and RTI Surgical, Inc. are the key players operating in the global spinal implants and surgical devices market. Of these, we believe that our significant direct competitors are Stryker, Medtronic, NuVasive, and Globus Medical, which together represent a significant portion of this market.

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly greater operating history and reputations than we do in the respective fields. Our ability to compete successfully will depend on our ability to develop differentiating and proprietary products that reach the market in a timely manner, receive adequate reimbursement and are safer, less invasive and less expensive than alternatives available for the same purpose. We believe both of our products offer the differentiating features to serve our customers. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies and comparable authorities in other countries. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, FDA and comparable authorities in other countries have imposed regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

•         product design and development;

•         product testing;

•         product manufacturing;

•         product labeling;

•         product storage;

•         premarket clearance or approval;

•         advertising and promotion; and

•         product marketing, sales and distribution; and

•         post-market surveillance, including reporting deaths or serious injuries related to products and certain product malfunctions FDA’s Premarket Clearance and Approval Requirements.

Unless an exemption applies each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or approval of a premarket approval application, or PMA. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the intended use of the device, the risk associated with the use of the device for that indication, as determined by the FDA, and on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices, which have the lowest level of risk associated with them, are subject to general controls. Class II devices are subject to general controls and special controls, including performance standards. Class III devices, which have the highest level of risk associated with them, are subject to general controls and premarket approval. Most Class I devices and some Class II devices are exempt from the 510(k) requirement, although the manufacturers will still be subject to establishment registration, medical device listing, labeling requirements, QSRs and medical device reporting. We believe that the Sagittae Expandable Cage is a Class II device for which 510(k) clearance is required. We also believe that the Herculaes Sterilization Container is a Class II device for which 510(k) clearance is required. We make no assurances that FDA will agree with our classifications.

Class III devices are subject to those requirements and additional requirements including PMA approval. A new medical device for which there is no substantially equivalent device is automatically designated a Class III device. Depending on the nature of the new device, the manufacturer may ask the FDA to make a risk-based determination of the new device and reclassify it in Class I or Class II. This process is referred to as the de novo process. If the FDA agrees, the new device will be reassigned to the appropriate other class. If the FDA does not agree, the manufacturer will have to submit a PMA. Both 510(k)s and PMAs are subject to the payment of user fees at the time of submission for FDA review.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a device legally marketed in the U.S. for which a PMA was not required or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s goal is to review and act on each 510(k) within 90 days of submission, but it may take longer if the FDA requests additional information. Most 510(k)s do not require supporting data from clinical trials, but the FDA may request such data.

The Sagittae Expandable Cage is considered a Lumbar Intervertebral Body Fusion Device (IBFD). The IBFD is a 510(k) device according to the FDA Center for Device and Radiological Health (CDRH). In order to obtain 510(k) clearance for the IBFD, we need to complete several steps, including but not limited to: predicate device analysis, full battery mechanical testing, selection of a packaging system along with validation, full system (implant and inserter instrument) sterilization and cleaning validation, and proposed plan for class II instrumentation. So far, we have completed the predicate device analysis, selection of a packaging configuration system with a completed shelf-life study on the packaging system’s sterile integrity, along with validation of the strength of the packaging systems seal. The Instruction for Use (IFU) have been complete, and other documentation needed for submittal such as the surgical technique, cleaning validation protocol and sterilization validation protocol are in progress. We have chosen a primary predicate device and five other predicate devices which are substantially equivalent to our Sagittae Expandable Cage from certain perspectives. We believe that our Sagittae Expandable Cage technology has certain features and functionality that are new to the market, but the fundamental features and functionality exist on the market today when comparing it to the multiple predicate devices. Our third party testing agency, Empirical Consulting, has concluded that it is unlikely that clinical trials will be needed in order to achieve our 510(k) clearance for our Sagittae Expandable Cage technology. No assurances can be made that the FDA will agree with this conclusion. Positive preliminary mechanical testing results (in tests performed by the Company and Empirical Consulting) have shown that the SpineEX Sagittae Expandable Cage technology passed the FDA required minimum acceptance criteria, showing that such technology possesses equivalent or greater strength to that of devices already on the market. We will complete additional tests in May 2018, and we plan to submit the 510(k) premarket notification application for the Sagittae Expandable Cage by the second quarter of 2018. If we fail to obtain, or experience significant delays in obtaining, FDA clearance or approval for our Sagittae Expandable Cage, Herculaes Sterilization Container or other product candidates, our ability to commercially distribute and market our products will suffer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•         Quality system regulations, which require manufacturers, including third-party contract manufacturers, to follow design, testing, control, documentation, record maintenance and other quality assurance controls during the development and manufacturing process;

•         Labeling regulations, which prohibit the promotion of products for uncleared or unapproved or “off-label” uses and impose other restrictions on labeling; and

•         Medical device reporting obligations, that require manufacturers to report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to occur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•         Fines, injunctions, and civil penalties;

•         Warning letters;

•         Recall or seizure of our products;

•         Operating restrictions, partial suspensions or total shutdown of production;

•         Refusing our request for 510(k) clearance or premarket approval of new products;

•         Withdrawing 510(k) clearance or premarket approvals that are already granted; and

•         Criminal prosecution.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country or continent to continent. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

The European Union, which consists of 27 countries in Europe, has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union, as well as other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer or a third-party assessment by a “Notified Body,” an independent and neutral institution appointed to conduct conformity assessment. In the third quarter of 2018, we plan to be certified by LNE/G-MED, a Notified Body, under the European Union Medical Device Directive allowing the CE conformity marking to be applied.

In April 2017, the Medical Device Regulation was adopted to replace the European Union Medical Device Directive. The Medical Device Regulation will apply after a three-year transition period and imposes stricter requirements for the marketing and sale of medical devices and grants Notified Bodies increased post-market surveillance authority. We may be subject to risks associated with additional testing and certification requirements for our products and product candidates.

Third-Party Reimbursement

We expect that sales volumes and prices of our products will continue to be dependent in large part on the availability of reimbursement from third-party payors. Such payors include governmental programs, for example, Medicare and Medicaid, private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Also, third-party payors are increasingly challenging the prices charged for medical products and services. In international markets, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Particularly in the United States, third-party payors carefully review, and increasingly challenge, the prices charged for procedures and medical products. In addition, an increasing percentage of insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Many managed care programs are paying their providers on a capitated basis, which puts the providers at financial risk for the services provided to their patients by paying them a predetermined payment per member per month. The percentage of individuals covered by managed care programs is expected to grow in the United States over the next decade.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

Employees

As of May 1, 2018, we had a total of twelve (12) employees or consultants. None of our employees or consultants is represented by a labor union and we believe our employee relations are good. Please see “Executive Compensation.”

Facilities

We entered into a lease agreement which term commences on June 15, 2018 for office space in Fremont, California. The lease agreement expires on September 14, 2021. Base rent for year one is $11,481 per month, with increases to $11,825 per month (year two) and to $12,180 per month (year three). We believe that this office space is adequate for our current needs.

Legal Proceedings

None.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of May 1, 2018 are as follows:

Name	Age	Position(s) Presently Held
Roy Chin	52	Executive Chairman, Chief Executive Officer and Chairman of the Board
Andrew Rogers	27	President and Secretary
Barrett Daniels	43	Chief Financial Officer
Robyn-Burrows Ownbey	32	Chief Technology Officer and Director
Christie Wang	39	President, Global Business
Eric Blossey	37	Chief Commercial Officer
Pat LaVecchia(1)(2)(3)	51	Director
William Enquist(1)(2)(3)	61	Director
Paul Arnold, M.D.(1)	57	Director

____________

(1)      Member of audit committee

(2)      Member of compensation committee

(3)      Member of nominating and corporate governance committee

Executive Officers

Roy Chin has served as our Executive Chairman, Chief Executive Officer and Chairman of the Board since March 2017 Mr. Chin brings over 29 years of experience in medical device industry. From 2014 to 2017, Roy was the co-Founder and a board member of Medika Healthcare, a cross-border medical device company. Medika is a medical device company focusing on developing and manufacturing a non-invasive glucose monitoring system. Prior to Medika, from 2006 to 2012, he was the Founder and CEO of SpineView, an endoscopic spinal company. Mr. Chin was not actively employed by any company between 2012 and 2014, as he focused on finding a medical technology innovation. the From 1999 to 2004, Mr. Chin was Vice President of AFx, where he patented an endoscopic device to cure atrial fibrillation and trained more than 100 physicians in endoscopic procedures before AFx was acquired by Guidant in 2004. Prior to AFx, Mr. Chin was with CardioThoracic Systems (“CTS”), a company developing stabilizer systems for minimally invasive coronary bypass surgery on the beating heart. CTS went public in 1996 and it was acquired by Guidant in 1999. Prior to that he was with Stryker Endoscopy since 1988 in various managerial and engineering capacities developing technologies for knee and shoulder arthroscopy, ENT, and general surgery. Mr. Chin is the patent holder to several patents. Mr. Chin holds a Bachelor of Science degree in Electrical Engineering from the University of Kansas, USA. We believe that Mr. Chin’s experience as an executive in the medical device industry qualifies him to be a member of our Board.

Andrew Rogers has served as our President and Secretary since March 2017. Mr. Rogers is leading our 510(k) clearance process for the Sagittae Expandable Cage. From 2013 to 2017, Mr. Rogers has been a Global Product Engineer at Emerson Automation Solutions. Mr. Rogers is one of the lead engineers behind the Sagittae Expandable Cage technology. Mr. Rogers attended the University of Kansas from 2009 to 2013, where he graduated with a Bachelors in Mechanical Engineering with a concentration in biomechanics. We believe that Mr. Rogers experience as an engineer and one of the principal architects of our Sagittae Expandable Cage qualifies him to be a member of our Board.

Barrett Daniels has served as our Chief Financial Officer since October 2017. Mr. Daniels is responsible for the management and operations of our finance and accounting functions. Mr. Daniels has 20 years' of experience in finance and accounting, including 10 years in finance and accounting consulting where he has assisted companies with startup, IPO, SEC reporting, and other finance, accounting, and reporting services in the medical device, biotech, high tech, semiconductor, software, and software-as-a-service industries. Most recently, from 2014 to 2018, Mr. Daniels is the CEO of Nextstep Advisory Services, LLC, an IPO and technical accounting consulting firm based in Burlingame, CA. In 2017, Mr. Daniels began serving as the Chief Financial Officer of GigCapital, Inc., a special purpose acquisition company located in Palo Alto, CA. Prior to that, from 2008 to 2013, Mr. Daniels was a Global IPO Services Partner with Connor Group, LLC in Palo Alto, CA. In 2007, Mr. Daniels was a Director of Accounting for SuccessFactors in San Mateo, CA. From 2000 to 2007, Mr. Daniels worked with PricewaterhouseCoopers in the audit and transaction services groups. Mr. Daniels is a Certified Public Accountant in California and holds a Bachelor of Science in Accounting from Florida State University.

Robyn Burrows-Ownbey has served as our Chief Technology Officer and Director since March 2017. Mr. Ownbey graduated from the University of Kansas in 2013 with a Bachelor of Science in Mechanical Engineering and a concentration in Biomechanics. From May 2013 to February 2017, Mr. Ownbey was a Design Certification Engineer and Mechanical Engineer for Garmin. As Mechanical Engineer, he designed Audio Panels. From February 2017 to July 2017, Mr. Ownbey was a Mechanical Engineer at KCI Inc. where he helped his client, Tesla, during the manufacture of the Model 3. Mr. Ownbey is one of the lead engineers behind the Sagittae Expandable Cage technology.

Christie Wang has served as our President, Global Business since September 2017. Christie brings eight years of international business and legal experience in medical investments, technology transfer and product localization, regulatory certifications, and sales and marketing. Prior to SpineEX, from 2014 to 2017, Christie was the co-Founder and a board member of Medika Healthcare, a cross-border medical device company. Medika is a medical device company focusing on developing and manufacturing a non-invasive glucose monitoring system. Prior to Medika, from 2014 to 2015, Christie was CEO of Unisource, Inc. (USA), a cross-border venture firm and industrial platform. Prior to this, from 2010 to 2014, Christie worked in the legal department at Hewlett Packard Company, Palo Alto, CA focusing on legal, compliance and business issues between U.S., European and Asian markets. Christie earned a J.D. from Northwestern University School of Law and a B.A. from Sun Yat-Sen University in China. In 2016, she also served as mentor for the Stanford University Technology Innovation. Christie was born and raised in China and speaks Chinese and Cantonese. She was awarded the Most Outstanding Overseas Youth Chinese by the State Council of PRC in 2015.

Eric Blossey has served as our Chief Commercial Officer since October 2017. Eric began his entrepreneurial career while attending college at Arizona State University in 2003. He co-founded a security and asset protection company, Job Site Security and Protection (JSSP) in 2001. Eric successfully launched the core of this business and branched into complimentary services, which included site management, fire protection, and real estate development. From 2009 to 2015, Eric transitioned to the medical device industry and began working with a small spinal deformity company, Medicrea USA. Medicrea specializes in bringing pre-operative digital planning and pre and post-operative analytical services to spinal procedures. During his tenure, Eric contributed to the design process for three new spinal devices. Over the last three years, Eric has also worked in spinal device sales roles with the following companies: DePuy Synthes Spine (2015), Xtant Medical (2016-2017) and Spineart USA (2017).

Pat LaVecchia has served as a member of the Board of Directors since August 2017. Mr. LaVecchia has been a founding principal and Managing Member of LaVecchia Capital LLC (“LaVecchia Capital”), a merchant banking and investment firm, since 2007 and has over 20 years of experience in the financial industry. Mr. LaVecchia has built and run several major Wall Street groups and has extensive expertise in capital markets, including initial public offerings, secondary offerings, raising capital for private companies and PIPEs as well as playing the leading role in numerous mergers, acquisitions, private placements and high yield transactions. Prior to forming LaVecchia Capital, Mr. LaVecchia ran several groups at major firms including: Managing Director and Head of the Private Equity Placement Group at Bear, Stearns & Company (1994 to 1997); Group Head of Global Private Corporate Equity Placements at Credit Suisse First Boston (1997 to 2000); Managing Director and Group Head of the Private Finance and Sponsors Group at Legg Mason Wood Walker, Inc (2001 to 2003); co-founder and Managing Partner of Viant Group (2003-2005) and Managing Director and Head of Capital Markets at FTN Midwest Securities Corp. (2005 to 2007). Mr. LaVecchia received his B.A., magna cum laude (and elected to Phi Beta Kappa), from Clark University and an M.B.A. from The Wharton School of the University of Pennsylvania with a major in Finance and a concentration in Strategic Planning. In the past, Mr. LaVecchia has served on several public company boards, including as Vice Chairman of InfuSystems, Inc. (INFU). Mr. LaVecchia also served on the RealBiz Media Group, Inc. Board of Directors from April 2014 until April 2016. Mr. LaVecchia is also currently a managing partner of Sapphire Capital Management. Mr. LaVecchia also sits on several advisory boards and non-profit boards. We believe that Mr. LaVecchia’s investment banking and business experience allows him to contribute business and financing expertise and qualifies him to be a member of the Board.

William Enquist has served as a member of the Board of Directors since August 2017. Since 2015, Mr. Enquist served on the Board of EndoChoice, Inc., a medical technology company which focuses on the manufacturing and commercialization of platform technologies including endoscopic imaging systems, devices, and infection control products and pathology services. Mr. Enquist was elected Chairman of the Board of EndoChoice. In 2014 and 2015, Mr. Enquist has served as a Board Member of Firefly Medical, Inc., a company which develops and produces transformative patient mobility solutions. From 1986 to 2014, he served in various roles for Stryker Corporation, a leading medical technology company. From 1995-2013, he was President of Stryker’s Global Endoscopy Division. Mr. Enquist received his B.B.A. from the University of San Diego in 1978. We believe that Mr. Enquist’s extensive experience in the medical technology industry qualifies him to be a member of the Board.

Paul Arnold, M.D. has served as a member of the Board of Directors since August 2017. Since 2010, Dr. Arnold has served as a Professor and Vice Chair of Research in the Department of Neurosurgery at the University of Kansas Medical Center and is also a special faculty member in the Department of Preventive Medicine and Public Health. He also serves as a Distinguished Professor of Orthopedics at the Southwest Hospital of the Third Military Medical University in Chongqing, China. Dr. Arnold has published more than 250 articles in peer-reviewed journals and has published more than 30 book chapters, more than 200 abstracts, and more than 35 other scholarly publications. Dr. Arnold sits on the Editorial Board of the following publications: The Spine Journal; Spine; Journal of Neurosurgery: Spine; Global Spine Journal; Surgical Neurology International; Clinical Spine Surgery; Journal of Spinal Cord Medicine and Public Library of Science One. He is professionally affiliated with many neurological and spinal organizations, including: AOSpine North America, AOSpine International, American Association of Neurological Surgeons, Cervical Spine Research Society, and Lumbar Spine Research Society. Dr. Arnold received his B.S. from the University of Illinois, where he also attended medical school. We believe that Dr. Arnold’s extensive experience in the spinal and neurological surgical industries uniquely qualifies him to be a member of the Board.

Family Relationships

There are no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Independence of Directors

The Board has determined that Messrs. LaVecchia, Enquist and Arnold are “independent” as defined in Rule 5605(a)(2) of The Nasdaq Stock Market Rules (the “Nasdaq Rules”). Our board currently consists of 3 independent directors and 2 non-independent directors.

Board Leadership Structure

Our Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws provide our Board with flexibility to combine or separate the positions of chairman of the board of directors and chief executive officer. Our Board currently believes that our existing leadership structure, under which Mr. Chin serves as chairman of our Board and chief executive officer, is effective and achieves the optimal governance model for us and for our stockholders at our current stage.

Role of Board in Risk Oversight Process

Our Board has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from Board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating/corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees

The Board has the following committees, each of which meets at scheduled times:

Audit Committee. The Audit Committee is appointed by the Board to assist the Board in its duty to oversee the Company’s accounting, financial reporting and internal control functions and the audit of the Company’s financial statements. The role of the Audit Committee is to oversee management in the performance of its responsibility for the integrity of the Company’s accounting and financial reporting and its systems of internal controls, the performance and qualifications of the company’s independent auditor, including the independent auditor’s independence, the performance of the Company’s internal audit function; and the Company’s compliance with legal and regulatory requirements.

Our board of directors has adopted an audit committee charter.

The current members of the Audit Committee are: Pat LaVecchia, William Enquist and Paul Arnold. Pat LaVecchia satisfies the requirements for being designated an audit committee financial expert as defined in SEC regulations because of his financial and accounting expertise.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Pat LaVecchia and William Enquist. Our board of directors has adopted a Nominating and Corporate Governance Committee charter, which defines the nominating and corporate governance committee’s primary duties, including:

•         identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board of directors;

•         maintaining oversight of our board of directors and our governance functions and effectiveness;

•         considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors, and each director’s independence;

•         establishing standards for service on our board of directors; and

•         advising the board of directors on candidates for our executive offices, and conducting appropriate investigation of such candidates;

Compensation Committee. The Compensation Committee reviews and recommends to the full Board (i) the adequacy and form of compensation of the Board; (ii) the compensation of Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis; (iii) the compensation of other senior management upon hiring and on an annual basis; and (iv) the Company’s incentive compensation and other equity-based plans and recommends changes to such plans to our board of directors when necessary. Our board of directors has adopted a Compensation Committee charter.

The current members of the Compensation Committee are Pat LaVecchia and William Enquist.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board or Compensation Committee (or other Board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation Committee.

Code of Business Conduct and Ethics and Insider Trading Policy

In November 2017, our board of directors adopted a Code of Ethical Conduct Policy. A copy of our code of ethics will also be provided to any person without charge, upon written request sent to us at our offices located 4046 Clipper Court., Fremont, CA 94538.

Communicating with the Board of Directors

Our Board of Directors has established a process by which stockholders can send communications to the Board of Directors. You may communicate with the Board of Directors as a group, or to specific directors, by writing to our Corporate Secretary, at our offices located at 4046 Clipper Court., Fremont, CA 94538. The Corporate Secretary will review all such correspondence and regularly forward to our Board of Directors a summary of all correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board of Directors or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of our Board of Directors and request copies of any such correspondence. Concerns relating to accounting, internal controls, or auditing matters may be communicated in this manner. These concerns will be immediately brought to the attention of our Board of Directors and handled in accordance with procedures established by our Board of Directors.

EXECUTIVE COMPENSATION

Executive Officer Compensation

We have compensated certain of our executive officers for their services to the Company prior to this offering. For such services, we issued certain fully-vested restricted stock units (“RSUs”) in the following denominations: 15,000 RSUs to Mr. Chin, 12,000 RSUs to Ms. Wang, and 4,000 RSUs to each of Messrs. Rogers and Ownbey. The RSUs were issued pursuant to our 2017 Plan.

We have also entered into employment agreements as described in the section immediately below.

In August 2017, we also granted certain RSUs pursuant to our 2017 Plan, vesting in equal installments over a period of four years, to certain of our executive officers in the following denominations: 30,000 RSUs to Mr. Chin, 24,000 RSUs to Ms. Wang, 18,000 RSUs to Mr. Blossey and 15,000 RSUs to each of Messrs. Rogers and Ownbey.

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers for the period from March 9, 2017 (inception date) to December 31, 3017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Roy Chin	2017	46,154	—	380,176	—	426,330
Chief Executive Officer
Christie Wang	2017	64,615.02	—	950,403	—	1,015,018.02
President – Global Business
Robyn Burrows-Ownbey	2017	63,462	—	254,837	—	318,299
Chief Technology Officer

Employment and Other Agreements

Roy Chin

On November 1, 2017, Roy Chin entered into an employment agreement with us to be our Chief Executive Officer. The base salary for Mr. Chin is $300,000, and the term of his agreement ends on November 1, 2020. Mr. Chin is eligible to receive a cash bonus of up to 40% (the “Chin Cash Bonus”) of his base salary per year based on meeting certain performance objectives and bonus criteria.

If Mr. Chin’s employment agreement is terminated by the Company other than for cause or as a result of Mr. Chin’s death or permanent disability or if Mr. Chin terminates his employment for good reason, Mr. Chin shall receive (i) a severance payment equal to twelve months of his base salary, (ii) immediate vesting of all unvested stock options and the extension of the exercise period of such options to the earlier of the longest period permitted by our stock option plans or ten years following the termination date, (iii) payment in respect of compensation earned but not yet paid and (iv) payment of the cost of medical insurance for a period of twelve months following termination. In the event of a change in control, in addition to items (i)-(iv) above, Mr. Chin would also be entitled to (v) the full, pro-rated Chin Cash Bonus.

Andrew Rogers

On July 11, 2017, Andrew Rogers entered into an employment agreement with us to be our President. The base salary for Mr. Rogers is $72,000, and the term of his agreement ends on August 1, 2020. Upon completion of this offering, Mr. Rogers’ base salary will increase to $150,000. Mr. Rogers is eligible to receive a cash bonus of up to 25% (the “Rogers Cash Bonus”) of his base salary per year based on meeting certain performance objectives and bonus criteria.

If Mr. Rogers’ employment agreement is terminated by the Company other than for cause or as a result of Mr. Rogers’ death or permanent disability or if Mr. Rogers terminates his employment for good reason, Mr. Rogers shall receive (i) a severance payment equal to twelve months of his base salary, (ii) immediate vesting of all unvested stock options and the extension of the exercise period of such options to the earlier of the longest period permitted by our stock option plans or ten years following the termination date, (iii) payment in respect of compensation earned but not yet paid and (iv) payment of the cost of medical insurance for a period of twelve months following termination. In the event of a change in control, in addition to items (i)-(iv) above, Mr. Rogers would also be entitled to (v) the full, pro-rated Rogers Cash Bonus.

Robyn Burrows-Ownbey

On July 11, 2017, Robyn Burrows-Ownbey entered into an employment agreement with us to be our Chief Technology Officer. The base salary for Mr. Ownbey is $72,000, and the term of his agreement ends on July 14, 2020. Upon completion of this offering, Mr. Ownbey’s base salary will increase to $150,000. Mr. Ownbey is eligible to receive a cash bonus of up to 25% (the “Ownbey Cash Bonus”) of his base salary per year based on meeting certain performance objectives and bonus criteria.

If Mr. Ownbey’s employment agreement is terminated by the Company other than for cause or as a result of Mr. Ownbey’s death or permanent disability or if Mr. Ownbey terminates his employment for good reason, Mr. Ownbey shall receive (i) a severance payment equal to twelve months of his base salary, (ii) immediate vesting of all unvested stock options and the extension of the exercise period of such options to the earlier of the longest period permitted by our stock option plans or ten years following the termination date, (iii) payment in respect of compensation earned but not yet paid and (iv) payment of the cost of medical insurance for a period of twelve months following termination. In the event of a change in control, in addition to items (i)-(iv) above, Mr. Ownbey would also be entitled to (v) the full, pro-rated Ownbey Cash Bonus.

Eric Blossey

On November 1, 2017, Eric Blossey entered into an employment agreement with us to be our Chief Commercial Officer. The base salary for Mr. Blossey is $180,000, and the term of his agreement ends on November 1, 2020. Mr. Blossey is eligible to receive a cash bonus of up to 25% (the “Blossey Cash Bonus”) of his base salary per year based on meeting certain performance objectives and bonus criteria. Mr. Blossey may also be compensated upon certain sales milestones, but such terms are not yet negotiated.

If Mr. Blossey’s employment agreement is terminated by the Company other than for cause or as a result of Mr. Blossey’s death or permanent disability or if Mr. Blossey terminates his employment for good reason, Mr. Blossey shall receive (i) a severance payment equal to twelve months of his base salary, (ii) immediate vesting of all unvested stock options and the extension of the exercise period of such options to the earlier of the longest period permitted by our stock option plans or ten years following the termination date and (iii) payment of the cost of medical insurance for a period of twelve months following termination. In the event of a change in control, in addition to items (i)-(iii) above, Blossey would also be entitled to (iv) the full, pro-rated Blossey Cash Bonus.

Barrett Daniels

In October, 2017, we entered into an agreement with Barrett Daniels, our Chief Financial Officer. We anticipate paying Mr. Daniels a total of approximately $9,600 per month calculated at approximately 32 hours per month at his hourly rate of $300 per hour. In addition, Mr. Daniels was granted 17,500 RSUs pursuant to such agreement.

Christie Wang

On September 18, 2017, Christie Wang entered into an employment agreement with us to be our President, Global Business. The base salary for Ms. Wang is $240,000, and the term of her agreement ends on September 18, 2020. Ms. Wang is eligible to receive a cash bonus of up to 25% (the “Wang Cash Bonus”) of her base salary per year based on meeting certain performance objectives and bonus criteria.

If Ms. Wang’s employment agreement is terminated by the Company other than for cause or as a result of Ms. Wang’s death or permanent disability or if Ms. Wang terminates her employment for good reason, Ms. Wang shall receive (i) a severance payment equal to twelve months of her base salary, (ii) immediate vesting of all unvested stock options and the extension of the exercise period of such options to the earlier of the longest period permitted by our stock option plans or ten years following the termination date, (iii) payment in respect of compensation earned but not yet paid and (iv) payment of the cost of medical insurance for a period of twelve months following termination. In the event of a change in control, in addition to items (i)-(iv) above, Ms. Wang would also be entitled to (v) her full, pro-rated Cash Bonus.

Other Agreements

All of our current employees and consultants, via their employment or other agreements, have entered into agreements with us relating to the protection of our confidential information and the assignment of inventions.

Other than those employees covered by employment agreements, none of our employees are employed for a specified term and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

Director Compensation

In August 2017, we granted certain RSUs pursuant to our 2017 Plan, vesting in equal installments over a period of three years, in the amount of 50,000 RSUs to each of our independent directors (Messrs. LaVecchia, Enquist and Arnold).

Equity Compensation Plan Information

The following table provides information, as of December 31, 2017, with respect to all compensation arrangements maintained by the Company, including individual compensation arrangements, under which shares are authorized for issuance.

Plan Category (a)	Number of Securities to be issued upon exercise of outstanding options and rights (b)	Weighted-average exercise price of outstanding options and rights (c)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a) and (c))
Equity compensation plans approved by shareholders under the 2017 Plan	—	$—

Equity compensation plans not approved by shareholders	—	—	—

Total	—	$—

Equity Incentive Plan

2017 Equity Incentive Plan

Our 2017 Equity Incentive Plan (the “2017 Plan”), was adopted by our board of directors and approved by our stockholders in March 2017. In August 2017, our board of directors and stockholders approved an increase in the number of authorized shares reserved for issuance pursuant to the 2017 Plan. Our 2017 Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Code), or ISOs to employees, and nonstatutory stock options, or NSOs, restricted stock, restricted stock units and stock appreciation rights, to our employees, directors and consultants.

Authorized Shares. A total of 571,459 shares of our common stock have been reserved for issuance pursuant to the 2017 Plan.

Plan Administration. Currently, our board administers our 2017 Plan. Subject to the provisions of our 2017 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under our 2017 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2017 Plan, the administrator will determine the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for six months. In no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2017 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2017 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2017 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2017 Plan. Restricted stock units represent an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Directors. Our 2017 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for ISOs) under the 2014 Plan. Please see the description of our non-employee director compensation above under “Management — Non-Employee Director Compensation.”

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2017 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2017 Plan or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2017 Plan.

Merger or Change in Control. Our 2017 Plan provides that in the event of a merger or change in control, as defined in the 2017 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator will not be required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse and the awards will become fully exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•         the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year end for the last two completed fiscal years; and

•         a director, executive officer, holder of more than 5% of our capital stock, promotor or certain control person or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders. Pursuant to our Code of Ethical Conduct, all related party transactions must be approved by vote of a majority of our disinterested and independent directors.

Issuances of Common Stock

The following table summarizes the purchases of our common stock, since March 9, 2017, by our directors, executive officers and security holders who beneficially own more than 5% of any class of our voting securities. We issued and sold the shares of our common stock listed below:

Executive Officers	Number of Shares	Aggregate Purchase Price	Date of Purchase
Roy Chin (Executive Chairman, Chief Executive Officer)	1,331,000	$133.10	March 17, 2017
Andrew Rogers (President)	1,005,800	$100.58	March 17, 2017
Robyn Burrows-Ownbey (Chief Technology Officer)	1,005,800	$100.58	March 17, 2017
Christie Wang (President, Global Business)	605,000	$60.50	March 17, 2017
Eric Blossey (Chief Commercial Officer)	252,500	$25.25	March 17, 2017

5% Shareholders
James D. Smith	548,191	$54.81	March 17, 2017

Such shares of common stock are subject to repurchase by the Company in the event that such person ceases to be an employee, consultant, advisor, officer or director of the Company prior to a two year period. The Company has the exclusive option to repurchase (the “Repurchase Option”) any shares which have not yet been released from the Repurchase Option (the “Unreleased Shares”), at a price per share equal to the lesser of (x) the fair market value of the shares at the time the Repurchase Option is exercised, as determined by the Company’s board of directors and (y) the Purchase Price (the “Repurchase Price”). Thirty-three percent (33%) of the total number of shares purchased by each person were released from the Repurchase Option on the issuance date, and thereafter, the remaining sixty-seven percent (67%) of the total number of Shares shall be released from the Repurchase Option in equal monthly installments over the next twenty-four (24) months.

In June 2017, we reassessed the arrangement with James D. Smith, and determined that substantive services would not be required for the restricted common stock to continue to vest, nor we would exercise the repurchase right over the remaining vesting term. The only condition for the restricted common stock issued to James D. Smith to vest will be the passage of time.

Technology Transfer Agreements

Effective March 18, 2017, we entered into separate assignment agreements wherein Andrew Rogers and Robyn Burrows-Ownbey each assigned all of their rights and title to certain patent applications, including the patent applications relating to the Sagittae Expandable Cage, to the Company and in exchange we granted equity of the Company (1,005,800 founder shares to each) to such persons. Please see the “Executive Compensation” section for a discussion of payments and options granted to our named executive officers and directors.

Sub-lease Agreement

We entered into a sub-lease agreement with a related party in May 2017 for office space in Fremont, California. The sub-lease is with Medika Therapeutics, Inc. Mr. Chin and Ms. Wang are co-founders and board members of Medika Therapeutics, Inc. The sub-lease agreement expires in May 31, 2018, and we will pay $43,995 to Medika Therapeutics during such time period.

Director and Executive Officer Compensation

Please see the “Executive and Director Compensation” section for a discussion of payments and options granted to our named executive officers and directors.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the “Executive Compensation — Employment and Change of Control Agreements” section.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at             , 2018, and as adjusted to reflect the sale of our common stock in this offering, for:

•         each of our directors;

•         each of our named executive officers;

•         all of our current directors and executive officers as a group; and

•         each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

The number of shares of our common stock beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of             , 2018, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person. The percentage of shares beneficially owned is computed on the basis of     shares of our common stock outstanding as of             , 2018. The “After Offering” columns reflect the assumed conversion of all outstanding shares of our preferred stock into an aggregate of      shares of our common stock and the sale and issuance by us of      shares of common stock in this offering at the initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus). Shares of our common stock that a person has the right to acquire within 60 days of             , 2018, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The address of each holder listed below, except as otherwise indicated, is c/o SpineEX, Inc., 4046 Clipper Court., Fremont, CA 94538.

		Percentage of shares Beneficially owned
Name	Shares Beneficially owned prior to offering	Prior to offering	After Offering
Directors and Named Executive Officers
Roy Chin(2)	1,377,250
Andrew Rogers(3)	1,026,800
Robyn Burrows-Ownbey(3)	1,026,800
Christie Wang(4)	641,000
Eric Blossey(5)	270,500
Barrett Daniels	17,500
Pat LaVecchia(6)	50,000
William Enquist(6)	50,000
Paul Arnold M.D.(6)	50,000
All Directors and Officers as a group (9 persons)	4,509,850

5% Shareholders
James D. Smith(1)	548,191

____________

*         Less than one percent.

(1)      The address of the reporting person is 199 Friendship Road, Rainbow City, Alabama, 35906.

(2)      Includes 1,331,000 founders shares, of which 443,667 remain subject to repurchase by the Company. Includes 46,250 Restricted Stock Units, of which 16,250 have vested.

(3)      Includes 1,005,800 founders shares, of which 335,267 remain subject to repurchase by the Company. Includes 21,000 Restricted Stock Units, 6,000 of which have vested.

(4)      Includes 605,000 founders shares, of which 201,667 remain subject to repurchase by the Company. Includes 36,000 Restricted Stock Units, 12,000 of which have vested.

(5)      Includes 252,500 founders shares, of which 84,167 remain subject to repurchase by the Company. Includes 18,000 Restricted Stock Units, none of which have vested.

(6)      Includes 50,000 Restricted Stock Units, none of which have vested.

DESCRIPTION OF SECURITIES

General

As of the date of this prospectus, our authorized capital stock consisted of 10,000,000 shares of common stock and 2,000,000 shares of preferred stock, 500,000 of which have been designated as shares of Series A convertible preferred stock and 200,000 of which have been designated as shares of Series B convertible preferred stock.

Common Stock

As of            , 2018, there were        shares of our common stock outstanding and held by approximately             stockholders of record.

Subject to preferences that may apply to shares of Series A and Series B convertible preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The holders of common stock are not entitled to cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Pursuant to our second amended and restated certificate of incorporation and bylaws, which are effective now and will still be effective upon consummation of this offering, our board of directors will be elected at each year’s annual meeting of stockholders. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Series A Convertible Preferred Stock

Our board of directors has designated 500,000 shares of preferred stock as Series A convertible preferred stock. As of     , 2018, there were 340,000 shares of Series A convertible preferred stock outstanding. Immediately prior to the closing of this offering, the outstanding shares of Series A convertible preferred stock will be converted into 340,000 shares of common stock.

Conversion

The shares of Series A convertible preferred stock are convertible into shares of common stock on a 1-for-1 basis as of December 31, 2017, subject to adjustment for (i) stock splits, stock dividends, recapitalizations or other similar events and (ii) subject to adjustment in the event of the issuance or deemed issuance of additional shares of common stock if the consideration per share for an additional share of common stock issued or deemed to be issued by the Company is less than the original issue price of $2.00 per share (the "effective conversion price"). Each share of Series A convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance at the then effective conversion price.

Each share of Series A convertible preferred stock is automatically converted into fully-paid, non-assessable shares of common stock at the then effective conversion price (i) immediately prior to the closing of the sale of our common stock to the general public in an initial public offering with gross proceeds to us of not less than $10.0 million, or (ii) upon the receipt of a written request for such conversion from the holders of at least a majority of the Series A convertible preferred stock then outstanding, voting together as a single class on an as-converted basis, or, if later, the effective date for conversion specified in such request. Therefore, all of the outstanding shares of Series A convertible preferred stock are expected to convert into shares of common stock upon the closing of this offering.

Dividends

The holders of the Series A convertible preferred stock are entitled to receive non-cumulative dividends at a rate of 8%, if such dividends are declared by the Board of Directors. No dividends will be paid to the holders of common stock until the dividends on the Series A convertible preferred stock have been paid. No dividends have been declared by the Board of Directors and we do not anticipate declaring a dividend before this offering.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to the sum of (i) $2.00 per share for Series A convertible preferred stock (subject to adjustment for stock splits, stock dividends, recapitalizations or other similar events) and (ii) all declared but unpaid dividends (if any) on such share of Series A convertible preferred stock. After liquidation preference payments have been made to holders of Series A convertible preferred stock, the remaining assets will be distributed to the holders of the outstanding common stock.

Voting

The holders of Series A convertible preferred stock and the holders of common stock vote together as a single class on all matters. The holders of Series A convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted on the record date.

Redemption

The Series A convertible preferred stock does not contain any redemption features.

Series B Convertible Preferred Stock

Our board of directors has designated 400,000 shares of preferred stock as Series B convertible preferred stock. As of        , 2018, there were 340,000 shares of Series B convertible preferred stock to be converted into 340,000 shares of common stock. Immediately prior to the closing of this offering, the outstanding shares of Series B convertible preferred stock will be converted into 340,000 shares of common stock.

Conversion

The shares of Series B convertible preferred stock are convertible into shares of common stock on a 1-for-1 basis as of December 31, 2017, subject to adjustment for stock splits, stock dividends, recapitalizations or other similar events. Each share of Series B convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance at the then effective conversion price.

Each share of Series B convertible preferred stock is automatically converted into fully-paid, non-assessable shares of common stock at the then effective conversion price (i) immediately prior to the closing of the sale of our common stock to the general public in an initial public offering with gross proceeds to us of not less than $10.0 million, or (ii) upon the receipt of a written request for such conversion from the holders of at least a majority of the Series B convertible preferred stock then outstanding, voting together as a single class on an as-converted basis, or, if later, the effective date for conversion specified in such request. Therefore, all of the outstanding shares of Series B convertible preferred stock are expected to convert into shares of common stock upon the closing of this offering.

Dividends

The holders of the Series B convertible preferred stock are entitled to receive dividends if declared by the Board of Directors. No dividends will be paid to the holders of common stock until the dividends on the Series A and Series B convertible preferred stock have been paid. No dividends have been declared by the Board of Directors and we do not anticipate declaring a dividend before this offering.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series B convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, but not prior to or in preference to any distribution of any of the assets of the Company to the holders of Series A preferred stock, an amount equal to the sum of (i) $5.00 per share for Series B convertible preferred stock (subject to adjustment for stock splits, stock dividends, recapitalizations or other similar events) and (ii) all declared but unpaid dividends (if any) on such share of Series B convertible preferred stock. After liquidation preference payments have been made to holders of Series A convertible preferred stock, then to the holders of Series B convertible preferred stock, the remaining assets will be distributed to the holders of the outstanding common stock.

Voting

The holders of Series B convertible preferred stock and the holders of common stock and Series A convertible preferred stock vote together as a single class on all matters. The holders of Series B convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted on the record date.

Redemption

The Series B convertible preferred stock does not contain any redemption features.

Options

As of      , 2018, options to purchase a total of        shares of common stock were outstanding. Options to purchase a total of        shares remain available for future issuance as of       , 2018 under our 2017 Plan.

Warrants

As of       , 2018, there were no outstanding warrants to purchase our common stock.

Anti-Takeover Provisions

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Board of Directors Vacancies

Our bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Stockholder Action; Special Meeting of Stockholders

Our bylaws provide that our stockholders may take action by written consent. Our bylaws further provide that special meetings of our stockholders may be called by a majority of the board of directors, the Chief Executive Officer, the President, the Chairman of the board of directors or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting, provided that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be received a reasonable time before the solicitation is made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and Series A and Series B convertible preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and Series A and Series B convertible preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by The Nasdaq Capital Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agents and Registrar and Warrant Agent

Our transfer agent for our common stock is Philadelphia Stock Transfer, Inc.

Listing

We have applied for listing on The Nasdaq Capital Market under the trading symbol “SPIX.” No assurance can be given that our application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately before this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on The Nasdaq Capital Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate        shares of our common stock, assuming the issuance of        shares of our common stock offered by us in this offering and the conversion of Series A and Series B convertible preferred stock into       shares of common stock. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be publicly sold in compliance with the conditions of Rule 144 described below other than the holding period requirement.

The remaining        shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they are sold in compliance with Rule 144 under the Securities Act, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	0
180 days after the date of this prospectus

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell, in reliance upon Rule 144, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of the following:

•         1% of the number of shares of our common stock then outstanding; or

•         the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale, and notice conditions of Rule 144. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Lock-Up Agreements

We and each of our directors, executive officers, and holders of all of our common stock outstanding before the completion of this offering have agreed, or will agree, with the underwriter, subject to certain exceptions, that, without the prior written consent of the underwriter, we and they will not, directly or indirectly, during the period ending 180 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock.

This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of stock options issued pursuant to a stock option or similar plans, and other exceptions.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the common shares that are issuable pursuant to our 2017 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•         banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

•         persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•         tax-exempt organizations or governmental organizations;

•         controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•         brokers or dealers in securities or currencies;

•         traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•         persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•         U.S. expatriates and certain former citizens or long-term residents of the United States;

•         partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•         persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•         persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•         persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

•         persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

•         an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•         a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

•         an estate whose income is subject to U.S. federal income tax regardless of its source; or

•         a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of common stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•         the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•         you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•         our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”) is acting as representative of the underwriters of this offering. We have entered into an underwriting agreement dated       , 2018 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase from us, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity, a division of Fordham Financial Management, Inc.

Total

The underwriters are committed to purchase all shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of the prospectus. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the representative to purchase a maximum of        additional shares of common stock (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the representative exercises all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $       and the total net proceeds, before expenses, to us will be $      ..

Discount

The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expense, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1.0% of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriters’ over-allotment option).

We have paid an expense deposit of $20,000 to the representative for out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

In addition, we have agreed to reimburse the representative for fees and expenses of legal counsel to the underwriters in an amount not to exceed $75,000, fees and expenses related to the use of book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $15,000 for background checks of our officers and directors, up to $15,000 for all fees, expenses and disbursements relating to the registration or qualification of the shares of common stock under the “blue sky” securities laws of such states and other jurisdictions if such registration or qualification is necessary, and the out-of-pocket fees and expenses of the representative for marketing and roadshows for the offering not to exceed $20,000.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and non-accountable expense allowance, will be approximately $     .

Representative’s Warrants

We have agreed to issue to the representative warrants to purchase up to a total of      shares of our common stock (5% of the aggregate number of shares of common stock sold in this offering, excluding shares of common stock sold upon exercise of underwriters’ the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share of the shares of common stock sold in this offering. The Representative’s Warrants are exercisable at any time, from time to time, in whole or in part, during the four year period commencing one year from the effective date of the registration statement related to this offering.

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The Representative or permitted assignees under such rule may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares of common stock for a period of 180 days from the effective date of the registration statement. Additionally, the Representative’s Warrants may not be sold, transferred, assigned, pledged, or hypothecated for a 180-day period following the effective date of the registration statement, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants in the event of recapitalization, merger, stock split, or other structural transaction, or a future financing undertaken by us.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers and directors and our stockholders, have agreed not to, without the prior written consent of the representative, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, for a period of 180 days from the date of this prospectus, in the case of our directors and officers, and 180 days from the date of this prospectus, in the case of our principal stockholders.

Right of First Refusal.

Subject to certain limited exceptions, until 18 months after the closing of this initial public offering, ThinkEquity has a right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at ThinkEquity’s sole discretion, for each and every future public and private equity and debt offering, including all equity-linked offerings, by us or any of our successors or subsidiaries during such 18-month period on terms customary to the representative.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities that underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Capital Market or on the OTCQB in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common stock and warrants will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements); (c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock has not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock has not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA), nor have such common stock been registered for sale in Israel. The common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societá la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than: to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock has not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock has not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock has been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pricing of the Offering

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be:

•         our historical performance;

•         estimates of our business potential and our earnings prospects;

•         an assessment of our management;

•         and the consideration of the above factors in relation to market valuation of companies in related businesses.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of SpineEX, Inc. as of December 31, 2017 and for the period from March 9, 2017 (inception date) to December 31, 3017 have been audited by SingerLewak LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern), and included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about offerors, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

SPINEEX INC.

INDEX TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017, AND

FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) TO DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of SpineEX, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SpineEX, Inc. (the Company) as of December 31, 2017, the related statements of operations, stockholders’ equity and cash flows for the period from March 9, 2017 (inception date) through December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from March 9, 2017 (inception date) to December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations since inception. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ SingerLewak LLP

We have served as the Company’s auditor since 2017.

San Jose, California
May 8, 2018

Spineex, Inc.

Balance Sheet

	As of December 31, 2017	Pro Forma Stockholders’ Equity as of December 31, 2017
ASSETS
Current assets:
Cash	$621,717
Accounts receivable	11,077
Prepaid expenses and other current assets	55,799
Total current assets	688,593
Deferred offering costs	255,474
TOTAL ASSETS	$944,067

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$358,607
Accrued expenses and other current liabilities	150,888
Insurance premium finance loan	28,690
Total current liabilities	538,185

Commitments and contingencies (Note 3)
Stockholders’ equity:
Convertible preferred stock, par value of $0.0001 per share; 2,000,000 shares authorized, 520,000 shares issued and outstanding; aggregate liquidation preference of $1,580,000, actual; no shares issued and outstanding, pro forma (unaudited)	52	$—
Common stock, par value of $0.0001 per share; 10,000,000 shares authorized, 4,821,707 shares issued and outstanding, actual; 5,341,707 shares issued and outstanding, pro forma (unaudited)	482	534
Additional paid-in capital	4,858,427	4,858,427
Accumulated deficit	(4,453,079)	(4,453,079)
TOTAL STOCKHOLDERS’ EQUITY	405,882	$405,882
Total liabilities and stockholders’ EQUITY	$944,067

The accompanying notes are an integral part of these financial statements.

Spineex, Inc.

Statement of Operations

Period from March 9, 2017 (Inception) through December 31, 2017
Revenue	$13,500
Cost of revenue	27,276
Gross loss	(13,776)
Operating expenses:
Research and development	719,396
Sales and marketing	109,752
General and administrative	3,553,605

Total operating expenses	4,382,753
Loss from operations	(4,396,529)
Interest and other expense, net	(56,550)
Loss before provision for income taxes	(4,453,079)
Provision for income taxes	—
Net loss	$(4,453,079)
Net loss per share attributable to common stockholders, basic and diluted	$(2.12)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	2,098,340

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(1.89)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	2,359,178

The accompanying notes are an integral part of these financial statements.

Spineex, Inc.

Statement of Stockholders’ Equity

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of March 9, 2017 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock	340,000	34	—	—	677,466	—	677,500
Issuance of Series B convertible preferred stock	180,000	18	—	—	899,982	—	900,000
Issuance of restricted stock awards to founders	—	—	4,778,541	478	—	—	478
Vesting of restricted stock units	—	—	43,166	4	199,286		199,290
Stock-based compensation	—	—	—	—	3,081,693	—	3,081,693
Net loss	—	—	—	—	—	(4,453,079)	(4,453,079)

Balance as of December 31, 2017	520,000	$52	4,821,707	$482	$4,858,427	$(4,453,079)	$405,882

The accompanying notes are an integral part of these financial statements.

Spineex, Inc.

Statement of Cash Flows

Period from March 9, 2017 (Inception) through December 31, 2017
Operating activities
Net loss	$(4,453,079)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,280,983
Inventory lower of cost and market adjustment	12,090
Changes in operating assets and liabilities:
Accounts receivable	(11,077)
Inventory	(12,090)
Prepaid expenses and other current assets	(11,881)
Accounts payable	231,742
Accrued expenses and other current liabilities	99,829

Net cash used in operating activities	(863,483)

Financing activities
Repayments of insurance premium finance loan	(12,319)
Proceeds from issuance of convertible preferred stock, net of issuance costs	1,577,500
Payment of deferred offering costs	(80,459)
Proceeds from issuance of restricted stock awards	478

Net cash provided by financing activities	1,485,200

Net increase in cash during period	621,717
Cash, beginning of period	—

Cash, end of period	$621,717

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$790
Non-cash investing and financing activities
Offering costs included in accounts payable	$123,956
Offering costs included in accrued expenses and other current liabilities	$51,059
Insurance premium finance loan	$43,918

The accompanying notes are an integral part of these financial statements.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

SpineEX, Inc. (SpineEX or the Company) was incorporated in the state of Delaware on March 9, 2017 (inception) and is focused on the design and development of products for spine disorders. The Company provides innovative minimally invasive implants, high value disposables, and devices for spinal fusion surgeries. The Company is committed to continuously innovating, improving, and expanding its product line to accommodate any and all surgeons, methods, and areas of spinal fusion on a global scale. The Company is headquartered in Fremont, California.

The Company’s financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses and negative cash flows from operations since inception and expects to incur additional losses until such time that it can generate sufficient revenue from the commercialization of its product. The Company had negative cash flows from operations of $863,483 for the period from March 9, 2017 (inception) through December 31, 2017 and an accumulated deficit of $4,453,079 as of December 31, 2017 and is dependent upon obtaining additional equity financing to execute its business plan. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to this uncertainty. Management’s plans in regard to this matter consist of principally of obtaining equity financing through private equity offerings or the issuance of common stock in an initial public offering.

The Company’s fiscal year ends December 31.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP), and pursuant to the rules and regulation of the Securities and Exchanges Commission (SEC). The Company does not have any subsidiaries as of December 31, 2017.

Unaudited Pro Forma Information

Upon the completion of a qualified initial public offering (IPO), all outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 5). Therefore, the accompanying unaudited pro forma stockholders’ equity as of December 31, 2017 has been presented to give effect to such conversions, as if the conversion had occurred on December 31, 2017.

Use of Estimates

The preparation of the accompanying financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of expenses during the reporting period. Such management estimates include, but are not limited to assumptions used in the valuation of our common stock as a private company and stock-based awards and valuation allowances against deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in a checking account.

Concentration of Credit Risk, Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are deposited in checking and money market accounts with various financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and filing fees directly related to the Company’s anticipated IPO, are capitalized. The deferred offering costs will be offset against the IPO proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed immediately. As of December 31, 2017, the Company capitalized $255,474 of deferred offering costs.

Stock-Based Compensation

The Company measures stock-based compensation related to restricted stock awards granted to employees based on the fair market value of the common stock on the grant date. The Company recognizes stock-based compensation expense over the requisite service period, which is generally consistent with the vesting period of the awards.

For restricted stock awards granted to non-employees the Company record stock-based compensation based on the fair value of the restricted stock awards as they vest over the service performance period or when it is determined that there are no additional substantive service requirements.

Revenue Recognition

The Company derives revenue primarily from the sales of its products. In all sales arrangements, the Company recognizes revenues when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the fee is reasonably assured and delivery has occurred, defined as below:

•         Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of stand-alone purchase orders or purchase orders issued pursuant to the terms and conditions of a master sales agreement.

•         Delivery or performance has occurred. Shipping documents or written evidence of customer acceptance, when applicable, are used to verify delivery or performance. The Company recognizes product revenue upon transfer of title and risk of loss, which primarily is upon shipment to the distributor or the end-customers depending on the terms of the arrangement.

•         The sales price is fixed or determinable. Sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

•         Collectability is reasonably assured. Probability of collectability is assessed on a customer-by-customer basis, subject to a credit review process that evaluates a customer’s financial condition and ability to pay for products.

As of December 31, 2017, the Company was undergoing regulatory approval for marketing the expandable cage implants in United States. Revenue of $13,500 for the period from March 9, 2017 (inception) through December 31, 2017 consisted of sales of disposable bone mill products which the Company no longer sells.

Cost of Revenue

Cost of revenue primarily consisted of costs of components, shipping and handling costs, personnel costs and overhead and lower of cost or market adjustments. The Company licensed the Bone Mill technology from JB Medical Development, LLC dba/MD3, LLC (MD3) who has the manufacturing rights for the disposable bone mill products. Cost of components for bone mill products consists of per unit fee the Company paid to MD3 based on the related License Agreement (see Note 4).

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventory and Deposits on Purchased Inventory

Inventory consists of purchased bone mill products from MD3. Inventory is stated at the lower of cost or market value. The Company records inventory items which have been paid for but not yet received and title has not yet transferred to the Company as deposits on purchased inventory. Deposits on purchased inventory are included within current assets as the related inventory items are expected to be received and sold to customers within the Company’s normal operating cycle.

The Company reduces the carrying value of its inventory for the difference between cost and net realizable value and records a charge to cost of revenue for the amount required to reduce the carrying value of inventory to net realizable value. The Company recorded an inventory lower of cost or market adjustment of $12,090 during the period from March 9, 2017 (inception) through December 31, 2017, valuing the Company’s ending inventories as of December 31, 2017 to be zero.

Research and Development Costs

Research and development costs consist of: payroll and payroll related expenses, stock-based compensation expenses, contractor expenses and supplies related to development of our products and are expensed as incurred. Clinical trial and other development costs incurred by third-parties are expensed as the contracted work is performed.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, which relate primarily to the carrying amount of the Company’s property and equipment and its net operating loss carryforward, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, management concludes that it is more-likely-than not that the deferred tax assets will not be realized. In evaluating its ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Because of the uncertainty of the realization of the deferred tax assets, the Company has recorded a full valuation allowance against its deferred tax assets.

Reserves are provided for tax benefits for which realization is uncertain. Such benefits are only recognized when the underlying tax position is considered more likely than not to be sustained on examination by a taxing authority, assuming they possess full knowledge of the position and facts. Interest and  penalties related to uncertain tax positions are recognized in the provision of income taxes; however, the Company currently has no interest or penalties related to income taxes.

Recently Adopted Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes, which requires all deferred income taxes to be classified as non-current on the balance sheet. The new standard is effective for annual periods beginning after December 15, 2017, and interim periods within annual years beginning after December 15, 2018. Early adoption is permitted. The Company elected to early adopt ASU No. 2015-17 from inception. The effect on the financial statements was not material for the period presented due to the Company’s recognition of a full valuation allowance on the Company’s deferred tax assets.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation, which identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The standard is effective for the Company’s annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The Company elected to early adopt ASU No. 2016-09 from inception and elected to account for forfeitures when they occur. Additionally, excess tax benefits and deficiencies are recognized in the provision for income taxes rather than in additional paid-in capital. The effect on the financial statements was not material for the period presented.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for the Company for the fiscal year beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company will adopt the standard in the Company’s fiscal year beginning January 1, 2019. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The standard will be effective for the Company for the fiscal year beginning after December 31, 2019, and interim reporting periods within annual reporting periods beginning after December 31, 2020. Early adoption is permitted. The Company is currently evaluating adoption methods and whether this standard will have a material impact on the financial statements.

2. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

December 31, 2017
Accrued offering costs	$51,059
Accrued travel and entertainment	35,064
Accrued accounting and audit fees	29,423
Accrued compensation	22,168
Accrued others	13,174
Total accrued expenses and other current liabilities	$150,888

In July and October 2017, the Company financed two insurance premiums in the total amount of $43,918 with Allegiance Premium Finance Company related to product liability and directors and officers’ liability insurance policies. Total down payments for the two insurance premium finance loans were $15,354, and the total finance charges were $2,765, which are due in equal monthly installments of principal and interest over the life of the insurance policies. The Company recorded the total insurance premium of $59,272 as prepaid insurance and is amortizing it on a straight line basis over the insurance period of 12 months. The Company made $15,228 of principal payments and $790 of interest payments on the two insurance premium finance loans during the period from March 9, 2017 (inception) through December 31, 2017. The remaining loan principal balance of $28,690 is recorded as part of the Company’s current liabilities as of December 31, 2017.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

3. COMMITMENTS AND contingencies

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. In the opinion of management, there was not at least a reasonable possibility that a material loss has been incurred with respect to such matters as of December 31, 2017.

In May 2017, the Company entered into a sub-lease agreement with a related party for its headquarters office space in Fremont, California. The sub-lease is with Medika Therapeutics, Inc. (Medika). The Company’s CEO and President of Global Business are co-founders and board members of Medika. The sub-lease agreement will expire on May 31, 2018. Future minimum lease payments under this lease as of December 31, 2017 are as follows:

Year Ending December 31,
2018	$16,805
2019 and thereafter	—
Total minimum lease payments	$16,805

In July 2017, the Company entered into a licensing agreement with MD3 with respect to the worldwide exclusive license of certain medical devices between the two parties. The license agreement was mutually terminated by both parties in February 2018 (See Note 4).

The Company plans to enter into indemnification agreements with its directors and executive officers. Under these agreements, the Company will agree to indemnify such individuals to the fullest extent permitted by law against liabilities that arise by reason of their status as directors or officers and to advance expenses incurred by such individuals in connection with related legal proceedings. It is not possible to determine the maximum potential amount of payments the Company could be required to make under these agreements due to the limited operating history of the Company. The Company also purchased directors and officers liability insurance coverage in October 2017 to reduce its exposure to such obligations.

4. LICENSE AGREEMENT

In July 2017, the Company entered into a license agreement (License Agreement) with MD3 with respect to the worldwide exclusive license of certain medical devices between the two parties. MD3 granted to the Company the exclusive rights to their current Bone Mill technology for spinal fusion and other medical applications (Licensed Product), and includes the “Bio-Sav” trademark. The license was an exclusive license for the Licensed Product throughout the world. The term of the license was the longer of (i) fifteen (15) years or (ii) until the patents referenced in the License Agreement expire. Under the License Agreement, MD3 had the manufacturing rights for the Licensed Product, and the Company would pay $135 to $195 per unit to MD3. The Company could offer for sale, test, distribute, service, import, research and publish, sublicense and transfer the Licensed Product. The Company would bear the costs of regulatory approval for the Licensed Product, and would also be responsible for initial production of 1,060 initial units of the Licensed Product. In the event that the Company received a written proposal made by a bona fide third-party purchaser in the form of a letter of intent or memorandum of understanding to acquire the SpineEX business, the Company would have needed to allocate to MD3 proceeds from such sale in an amount that was no less than either $10,000,000 or 2.5 times the Company’s prorated revenues for that current year.

For the period from March 9, 2017 (inception) through December 31, 2017, the Company made payments of $87,750 to MD3 for 450 units of Licensed Product manufactured. As of December 31, 2017, MD3 had a remaining manufacturing obligation of 610 units, and the Company’s remaining purchase obligation for these units was $118,950. In 2017, the Company determined the License Agreement was breached and the reported product related failures were not corrected as of December 31, 2017. The $56,550 deposit on purchased inventory for the remaining 290 units of Licensed Product not yet received and the $12,090 inventory for the 62 units of Licensed Product on

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

4. LICENSE AGREEMENT (cont.)

hand were therefore written off during the period from March 9, 2017 (inception) through December 31, 2017.  In February 2018, the License Agreement was terminated based on mutual agreement and both MD3’s obligation of shipping the remaining 290 units of Licensed Product and the Company’s remaining purchase obligation were waived.

5. Stockholder’s equity

Convertible Preferred Stock

During the period from March 9, 2017 (inception) through December 31, 2017, the Company raised $677,500 through the issuance of 340,000 shares of Series A convertible preferred stock at a price of $2.00 per share, net of issuance cost. From October to December 2017, the Company raised an additional $900,000 from the issuance of 180,000 shares of Series B convertible preferred stock at $5.00 per share. The Company recorded the Series A and Series B convertible preferred stock on the dates of issuance. Convertible preferred stock as of December 31, 2017 consisted of the following:

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	500,000	340,000	$680,000
Series B	200,000	180,000	900,000
Total	700,000	520,000	$1,580,000

As of December 31, 2017, the updated rights, privileges, and preferences of Series A and Series B convertible preferred stock were as follows:

Voting Rights

Except as otherwise required by law, the holders of Series A and Series B convertible preferred stock and the holders of common stock vote together as a single class on all matters. The holders of Series A and Series B convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted on the record date.

The holders of the common stock and Series A and Series B convertible preferred stock, voting together as a single class and on an as-converted basis, will elect the members of the Company’s Board of Directors.

Conversion Rights

Each share of Series A and Series B convertible preferred stock, at the option of the holder and at any time after the date of issuance, is convertible into fully-paid, non-assessable shares of common stock.

Each share of Series A and Series B convertible preferred stock is automatically convertible into fully-paid, non-assessable shares of common stock (i) immediately prior to the closing of the Company’s sale of common stock to the general public in an IPO with gross proceeds to the Company of not less than $10.0 million, or (ii) upon the receipt by the Company of a request for such conversion from the holders of at least a majority of the then-outstanding shares of Series A or Series B convertible preferred stock, voting together as a single class on an as-converted basis, respectively, or, if later, the effective date for conversion specified in such request.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

5. Stockholder’s equity (cont.)

The shares of Series A and Series B convertible preferred stock are convertible into shares of common stock on a 1-for-1 basis as of December 31, 2017 subject to adjustment for any stock splits, stock dividends, combinations, reorganizations, recapitalizations, reclassifications, or other similar events. Each share of Series A and Series B convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance at the then effective conversion price.

The conversion price of a Series A convertible preferred stock also will be adjusted in the event of the issuance or deemed issuance of additional shares of common stock if the consideration per share for an additional share of common stock issued or deemed to be issued by the Company is less than $2.00 per share, the original issuance price and the conversion price.

Dividends

Holders of the Series A and Series B convertible preferred stock are entitled to receive noncumulative dividends at the rate of 8% as adjusted for any stock dividends, combinations, recapitalizations, or stock splits, when and if, declared by the Board of Directors. No dividends will be paid to holders of common stock until the aforementioned dividends on the Series A and Series B convertible preferred stock have been paid. No dividends have been declared by the Board of Directors.

Liquidation Preferences

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (Liquidation Event), the holders of Series A convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the common stockholders, an amount equal to the sum of (i) $2.00 per share for Series A convertible preferred stock, as adjusted for any stock splits, stock dividends, combinations, reorganizations, recapitalizations, reclassifications or other similar event and (ii) all declared but unpaid dividends on Series A convertible preferred stock, or such lesser amount as approved by the holders of the majority of the outstanding shares of Series A convertible preferred stock. Upon occurrence of a Liquidation Event, if the assets of the Company to be distributed among the holders of Series A convertible preferred stock are insufficient to pay the full preferential amounts, then the entire assets of the Company legally available for distribution will be distributed ratably among the holders of Series A convertible preferred stock in proportion to the full preferential amounts each holder is otherwise entitled to receive.

In the event of Liquidation Event, the holders of Series B convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the common stockholders, but not prior or in preference to Series A convertible preferred stock, an amount equal to the sum of (i) $5.00 per share for Series B convertible preferred stock, as adjusted for any stock splits, stock dividends, combinations, reorganizations, recapitalizations, reclassifications or other similar event and (ii) all declared but unpaid dividends on Series B convertible preferred stock, or such lesser amount as approved by the holders of the majority of the outstanding shares of Series B convertible preferred stock. Upon occurrence of a Liquidation Event and after the payment of the Series A convertible preferred stock liquidation preference, if the remaining assets of the Company to be distributed among the holders of Series B convertible preferred stock are insufficient to pay the full preferential amounts, then the remaining assets of the Company legally available for distribution will be distributed ratably among the holders of Series B convertible preferred stock in proportion to the full preferential amounts each holder is otherwise entitled to receive.

After liquidation preference payments have been made to the holders of Series A and Series B convertible preferred stock as described above, any remaining assets will be distributed to the holders of the then outstanding common stock.

Redemption

The Series A and Series B convertible preferred stock does not contain any redemption features.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

5. Stockholder’s equity (cont.)

Common Stock Reserved for Issuance

As of December 31, 2017, the Company had reserved shares of common stock for future issuance as follows:

December 31, 2017
Conversion of convertible preferred stock	520,000
Shares available for future grants under 2017 Equity Incentive Plan	231,709
Shares available for future vesting of Restricted Stock Units	296,584
Total shares of common stock reserved	1,048,293

6. STOCK-BASED COMPENSATION

2017 Equity Incentive Plan

In March 2017, the Company adopted the 2017 Equity Incentive Plan (the Plan). Under the original terms of the Plan, the Company was authorized to grant stock awards to purchase up to 221,459 shares of common stock to employees, directors, and consultants at exercise prices not less than the fair market value as determined by the Board of Directors. In August 2017, the Board of Directors authorized an additional 350,000 shares for awards under the Plan, which increased the shares authorized for issuance under the Plan to 571,459. If, at the time of grant, the optionee owns stock representing more than 10% of the voting power of all classes of stock of the Company, a 10% shareholder, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the Board of Directors. Options granted under the Plan expire ten years from the date of grant and are subject to vesting, generally over a four-year period.

Restricted Stock Awards

On March 17, 2017, the Company issued 4,778,541 shares of restricted common stock to the founders under restricted stock agreements with a grant date fair value of $0.37 per share. These shares of restricted common stock were 25% vested at the grant date with the remaining shares to be vested over three years. The unvested shares are legally issued and outstanding but subject to a repurchase right held by the Company at the original purchase price which was the par value of the related shares.

Out of the total 4,778,541 shares of restricted common stock issued on March 17, 2017, 548,191 shares were issued to a founder who was initially expected to provide advisory services to the Company. Therefore, the restricted stock agreement was initially set up so that it would vest over a period of three years. In June 2017 however, the Company reassessed the arrangement and determined that substantive services would not be required for the restricted common stock to continue to vest, nor would the Company exercise its repurchase right over unvested shares. As such, the Company accelerated the recognition of the stock-based compensation expense related to the previously unvested shares based on the fair value of the underlying common stock as of June 30, 2017 and accordingly recognized stock-based compensation expense of $1,149,487 related to 376,881 unvested shares on the modification date.

In August 2017, the Company accelerated the vesting terms of the 4,778,541 shares of the restricted common stock awards issued on March 17, 2017. Under the new vesting term, 1,613,010 of these shares would be fully vested on the grant date of March 17, 2017, with the remaining 3,165,531 shares vesting over a period of 24 months. On the modification date, the Company recognized $470,363 stock-based compensation for the 495,848 accelerated vested shares. Stock-based compensation for restricted common stock awards post the modification date will be recognized over the modified vesting schedule.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

6. STOCK-BASED COMPENSATION (cont.)

Out of the 4,778,541 shares of restricted common stock issued to founders, 2,011,600 were issued to the two founders who assigned the entire right and interest in the cage implant technology (the Founder IP) to the Company. As the products related to the Founder IP were still under development and under the process of obtaining regulatory approval, and the Founder IP has no other alternative future use, the stock-based compensation expenses of $208,297 related to acquiring the Founder IP were expensed as research and development for the period from March 9, 2017 (inception) through December 31, 2017.

A summary of the Company’s restricted common stock awards for the period from March 9, 2017 (inception) through December 31, 2017 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Aggregate Intrinsic Value
Unvested balance – March 9, 2017 (inception)	—	$—	$—
Issuance of restricted common stock awards	4,778,541	0.37	—
Vested	(3,028,501)	0.62	—
Unvested balance – December 31, 2017	1,750,040	$1.07	$7,559,420

As of December 31, 2017, the total unamortized stock-based compensation related to the unvested restricted common stock awards for employees was $1,856,879 which is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Stock Units

Under the Plan, Restricted Stock Units (RSU) can be granted to board members, employees and consultants. Each RSU represents the right to receive one share of the Company’s common stock upon vesting and settlement. In August 2017, the Company granted 203,000 RSUs to the founders and employees of the Company. 39,000 of these RSUs were fully vested on the grant date, the remaining 164,000 RSUs will vest over a period of four years. The Company also granted additional 150,000 RSUs, 50,000 to each of the Company’s independent directors. One third of these RSUs will cliff vest after one year, with the remaining two thirds vesting in equal installments over the next two years. In October 2017, the Company granted 1,250 RSUs to a founder of the Company that were vested on the grant date and 17,500 RSUs to the Company’s Chief Financial Officer which will vest over one year.

For the period from March 9, 2017 (inception) through December 31, 2017, 43,166 RSUs were vested and the related stock-based compensation expense was $333,079.

A summary of the Company’s activities under the Plan for the period from March 9, 2017 (inception) through December 31, 2017 is as follows:

	Number of Shares		Weighted-Average Grant Date Fair Value per Share	Aggregate Intrinsic Value
	Available	Outstanding
Beginning balance – March 9, 2017 (inception)	—	—	$—	$—
Authorized	571,459	—	—
Granted	(371,750)	371,750	4.64
Vested	—	(43,166)	4.62
Forfeited	32,000	(32,000)	4.52
Ending balance – December 31, 2017	231,709	296,584	$4.66	$219,866

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

6. STOCK-BASED COMPENSATION (cont.)

As of December 31, 2017, the total unamortized stock-based compensation related to the unvested employee RSUs was $1,183,286, which is expected to be recognized over a weighted-average period of 2.8 years.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s statement of operations is classified as follows:

Period from March 9, 2017 (Inception) through December 31, 2017
Research and development	$278,068
Sales and marketing	62,874
General and administrative	2,940,041
Total stock-based compensation expense	$3,280,983

7. INCOME TAXES

Due to primarily to the Company’s current operating losses, the Company did not recognize any income tax expense during the period from March 9, 2017 (inception) through December 31, 2017. During this period, the Company’s activities were limited to U.S. federal and state tax jurisdictions, as it does not have any foreign operations. The federal and state effective tax rate was approximately 35%. The difference between pre-tax loss from operations times the statutory rate of 35% and the zero income tax expenses recognized in the financial statements is related principally to the increase in the valuation allowance. The reconciliation of federal statutory income tax rate to the Company’s effective income tax rate is as follows:

Period from March 9, 2017 (Inception) through December 31, 2017
Expected income tax benefit at the federal statutory rate	34.0%
State taxes, net of federal benefit	7.2
Research and development credit, net	1.0
Non-deductible items and others	(1.0)
Federal tax rate change effect	(12.8)
Change in valuation allowance	(28.4)
Total	0.0%

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

7. INCOME TAXES (cont.)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets consisted of the following as of December 31, 2017:

December 31, 2017
Deferred tax assets:
Stock-based compensation expense	$918,137
Net operating losses carrying forward	280,034
Research and development credits	42,851
Reserves and accruals	8,872
Other	18,503
Total deferred tax assets	1,268,397
Less: valuation allowance	(1,268,397)
Net deferred tax assets	$—

After considering all the available objective evidence, it is not more likely than not that all of the Company’s net deferred tax assets will be realized. Accordingly, the Company’s deferred tax assets, which includes net operating loss (NOL) carryforwards and tax credits related primarily to research and development and stock-based compensation are subject to a full valuation allowance as of December 31, 2017. The Company will continue to maintain a full valuation allowance until there is sufficient evidence to support recoverability of its deferred tax assets.

For the period from March 9, 2017 (inception) through December 31, 2017, the valuation allowance increased by $1,268,397. The increase is comprised primarily of increases related to stock-based compensation expenses and net operating loss carryforwards.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (Tax Act).  The Tax Act makes broad and complex changes to the U.S. tax code that affect 2017 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 34% to 21%.  As a result of the Tax Act, the Company valued its federal deferred tax assets based on a 21% tax rate as opposed to a 34% tax rate.

As of December 31, 2017, the Company has net operating loss carryforwards of $995,722 available to reduce future taxable income for federal and state income tax purposes, respectively. The net operating losses will begin to expire in 2037.

The Company has federal and state research and development credit carryforwards of $43,012 and $23,042, respectively, as of December 31, 2017. The federal credits will expire starting in 2037 if not utilized. The California credits have no expiration date.

Under Internal Revenue Code Section 382, the Company’s ability to utilize NOL carry-forwards or other tax attributes such as research tax credits, in any taxable year may be limited if the Company experiences, or has experienced, an “ownership change.”  A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of our stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period.  Similar rules may apply under state tax laws.  Such annual limitations may result in the expiration of the net operating losses before utilization.

The Company files income tax returns in the U.S. federal jurisdiction as well as many U.S. state jurisdictions. The tax year ended December 31, 2017 remains open to examination by the major jurisdictions in which the Company is subject to tax.

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

8. NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per share for the periods presented:

Period from March 9, 2017 (Inception) through December 31, 2017
Net loss attributable to common stockholders	$(4,453,079)
Weighted-average common shares used to compute net loss per share attributable to common stockholders, basic and diluted	2,098,340
Net loss per share attributable to common stockholders, basic and diluted	$(2.12)

The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share for the period presented because including them would have had an anti-dilutive effect:

Period from March 9, 2017 (Inception) through December 31, 2017
Convertible preferred stock (if converted)	260,838
Common stock subject to repurchase	2,585,566
Restricted stock units	126,175
Total	2,972,579

Unaudited Pro Forma Net Loss per Share

In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the period from March 9, 2017 (inception) through December 31, 2017, which has been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock. The pro forma net loss per share does not include proceeds to be received from the assumed IPO nor does it include shares expected to be sold in the IPO.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share for the periods presented:

Period from March 9, 2017 (Inception) through December 31, 2017
Pro forma net loss attributable to common stockholders	$(4,453,079)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	2,098,340

Pro forma adjustment to reflect assumed conversion of convertible preferred stock	260,838

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	2,359,178

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.89)

Spineex, Inc.

NOTES TO FINANCIAL StatementS

AS OF DECEMBER 31 AND FOR THE PERIOD FROM MARCH 9, 2017 (INCEPTION) THROUGH
DECEMBER 31, 2017

9. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued.

The Company raised $800,000 from the issuance of additional 160,000 shares of Series B convertible preferred stock at $5.00 per share from January to March 2018. In February 2018, the Company designated another 200,000 shares as authorized shares for Series B convertible preferred stock, increasing the total authorized Series B convertible preferred stock to 400,000 shares. Refer to Note 5 for the updated rights, privileges, and preferences of the convertible preferred stock.

In February 2018, the License Agreement entered into with MD3 in July 2017 was terminated based on mutual agreement, and the Company’s remaining purchase obligation was waived (Note 4.)

On February 26, 2018, the Company entered into a private label supply agreement (TeDan Agreement) with TeDan Surgical Innovations, LLC (TeDan). Pursuant to the TeDan Agreement, TeDan will manufacture and supply to the Company certain products branded with the Company’s logo and other trade dress as mutually agreed upon. The Company has granted TeDan a non-exclusive license to use the Company’s logo and other trade dress in connection with the supply of such products. The purchase price for these products is fixed for the first year of the TeDan Agreement. TeDan may increase the purchase price for these products after such time. The term of the TeDan Agreement is five years.

On March 28, 2018, the Company entered into a licensing and manufacturing agreement (ChongLin Agreement) with ChongLin Medical, LLC, a Chinese company (ChongLin) with respect to the North American and Brazil exclusive license and manufacturing of certain medical devices between the two parties. ChongLin granted the Company the exclusive rights and know-how related to its Herculaes Sterilization Container (Herculaes Sterilization Container) and certain disposable accessories that compliment the Scorpio Retractor, including a dilator and K-wires (Disposable Accessories). The license is an exclusive license to commercialize the Herculaes Sterilization Container and Disposable Accessories throughout North America and Brazil. The Company will seek all local regulatory approval, and will have the right to offer for sale, test, sell, have sold, distribute, service, import and sublicense the Herculaes Sterilization Container. The Company will bear the costs of FDA approval in the United States. The initial term of the ChongLin Agreement is five years.

In April 2018, the Company entered into a lease agreement which term commences on June 15, 2018 for office space in Fremont, California. The lease agreement expires on September 14, 2021. Base rent for year one is $11,481 per month, with increases to $11,825 per month (year two) and to $12,180 per month (year three).

      Shares
Common Stock

______________________

PROSPECTUS

______________________

ThinkEquity
A division of Fordham Financial Management, Inc.

Through and including        , 2018 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table provides information regarding the various actual and anticipated expenses (other than underwriters’ discounts) payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee.

Item	Amount
SEC registration fee	$2,148
FINRA filing fee	3,100
Nasdaq filing fee	75,000
Printing and engraving expenses	50,000	*
Legal fees and expenses	250,000	*
Accounting fees and expenses	75,000	*
Transfer agents’ fees and expenses	3,000	*
Miscellaneous costs	6,000*
Total	$464,248	*

____________

*         Amounts shown are estimates.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our second amended and restated certificate of incorporation and bylaws, which are effective now and will still be effective upon consummation of this offering, contain provisions relating to the limitation of liability and indemnification of directors and officers. The second amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director

We plan to enter into indemnification agreements with each of our directors and executive officers. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our second amended and restated certificate of incorporation and our amended and bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

We intend to maintain insurance policies that indemnify our directors and officers against various liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities

In March 2017, we sold an aggregate of 4,778,541 shares of our common stock, for an aggregate offering price of $477.86 at an average purchase price of approximately $0.0001 per share. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Such shares of common stock are subject to repurchase by the Company in the event that such person ceases to be an employee, consultant, advisor, officer or director of the Company prior to a 3 year period. The Company has the exclusive option to repurchase (the “Repurchase Option”) any shares which have not yet been released from the Repurchase Option (the “Unreleased Shares”), at a price per share equal to the lesser of (x) the fair market value of the shares at the time the Repurchase Option is exercised, as determined by the Company’s board of directors and (y) the Purchase Price (the “Repurchase Price”). Twenty-five percent (25%) of the total number of shares purchased by each person were released from the Repurchase Option on the issuance date, and thereafter, the remaining seventy-five percent (75%) of the total number of Shares shall be released from the Repurchase Option in equal monthly installments over the next thirty-six (36) months. There will also be immediate acceleration of the Unreleased Shares upon a change of control of the Company.

In June 2017, we reassessed the arrangement with one such person who purchased 548,191 of these shares, and determined that substantive services would not be required for the restricted common stock to continue to vest, nor we would exercise the repurchase right over the remaining vesting term. The only condition for the restricted common stock issued to such person to vest will be the passage of time.

In August 2017, we accelerated the vesting terms of the 4,778,541 shares of the restricted common stock awards issued on March 17, 2017. Thirty-three percent (33%) of the total number of shares purchased by each person were released from the Repurchase Option on the issuance date, with the remaining sixty-seven percent (67%) of the total number of shares released from the Repurchase Option in equal monthly installments over the next twenty-four (24) months.

In addition, between March and August 2017, we entered into separate subscription agreements with accredited investors pursuant to which we sold an aggregate of 340,000 shares of Series A convertible preferred stock. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

In addition, between October 2017 and March 2018, we entered into separate subscription agreements with accredited investors pursuant to which we sold an aggregate 340,000 shares of Series B convertible preferred stock. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules

(a)      Exhibits. The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

(b)      Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)       To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)      That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on       , 2018.

SPINEEX, INC.
By:
Name:	Roy Chin
Title:	Executive Chairman, Chief Executive Officer, Chairman of the Board of Directors

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy Chin his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Executive Chairman, Chief Executive Officer,	, 2018
Roy Chin	Chairman of the Board of Directors
(Principal Executive Officer)

	Chief Financial Officer	, 2018
Barrett Daniels	(Principal Financial and Accounting Officer)

	Director	, 2018
Pat LaVecchia

	Director	, 2018
William Enquist

	Director	, 2018
Paul Arnold, M.D.

	Director	, 2018
Robyn Burrows-Ownbey

EXHIBIT INDEX

Exhibit No.
1.1**	Form of Underwriting Agreement
3.1*	Second Amended and Restated Certificate of Incorporation of SpineEX, Inc., dated August 25, 2017
3.2	Amended and Restated Certificate of Designations of Preferences, Rights and Limitations of Series B Preferred Stock
3.3*	Bylaws of SpineEX, Inc.
4.1**	Form of Common Stock Certificate
4.2**	Form of Series A Preferred Stock Certificate
4.3**	Form of Series B Preferred Stock Certificate
4.4**	Form of Underwriter’s Warrant
5.1**	Opinion of Sheppard Mullin Richter & Hampton LLP
10.1**	Employment Agreement between SpineEX, Inc. and Roy S. Chin
10.2**	Employment Agreement between SpineEX, Inc. and Andrew Rogers
10.3**	Employment Agreement between SpineEX, Inc. and Robyn Burrows-Ownbey
10.4**	Employment Agreement between SpineEX, Inc. and Christie Wang
10.5**	Employment Agreement between SpineEX, Inc. and Eric Blossey
10.6**	Agreement between SpineEX, Inc. and Barrett Daniels
10.7*	Intellectual Property Assignment Agreement, effective March 18, 2017, between Robyn Burrows-Ownbey and SpineEX, Inc.
10.8*	Intellectual Property Assignment Agreement, effective March 18, 2017, between Andrew Rogers and SpineEX, Inc.
10.9*	2017 Equity Incentive Plan, as amended
10.10	Form of Purchase Agreement between SpineEX, Inc. and certain initial stockholders
10.11*	Form of Series A Preferred Stock Purchase Agreement
10.12	Form of Series B Preferred Stock Purchase Agreement
10.13**	Form of Indemnification Agreement
10.14**	License and Manufacturing Agreement, dated March 28, 2018, by and between SpineEX, Inc. and ChongLin Medical, LLC
10.15**	Private Label Supply Agreement, dated February 26, 2018, by and between SpineEX, Inc. and TeDan Surgical Innovations, LLC
10.16**	Lease Agreement
14**	Code of Ethics
21.1**	List of Subsidiaries
23.1**	Consent of SingerLewak LLP
23.2**	Consent of Sheppard Mullin Richter & Hampton LLP (included in Exhibit 5.1)
23.3**	Consent of Empirical Consulting
24.1**	Power of Attorney (included on signature page of this Registration Statement)

____________

*         Previously filed.

**       To be filed by amendment.